Exhibit 99.7

AGENCY AGREEMENT

Effective March 17, 2010

Rare Element Resources Ltd. Suite 410, 325 Howe Street, Vancouver, BC V6C 1Z7

Attention: Donald E. Ranta, President and Chief Executive Officer

Pope & Company Limited ("Pope") and Jacob Securities Inc. (“Jacob”, and together with Pope, collectively, the "Agents") understands that:

(a)	Rare Element Resources Ltd. (the "Corporation") is a British Columbia corporation;

(b)	Subject to the terms below, the Corporation proposes to issue and sell up to 2,250,000 units (the "Units") at a price of $3.50 per Unit by way of a short form prospectus (the "Offering"), with each Unit consisting of one common share of the Corporation (a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one Common Share for a price of $4.75 per Common Share until 5:00 p.m.

(Vancouver time) on the date which is 24 months from the completion of the Offering, subject to adjustment in certain circumstances; and

(c)	the Corporation has to filed a Preliminary Prospectus (as hereinafter defined) under applicable Securities Laws (as hereinafter defined) and intends to file a Final Prospectus (as hereinafter defined) with respect to the Units, the Common Shares, the Warrants, the Compensation Warrants (as hereinafter defined) and the Underlying Shares (as hereinafter defined) in each of the Qualifying Jurisdictions (as hereinafter defined) in order to qualify the Units, the Common Shares, the Warrants and the Compensation Warrants for distribution to the public in each of the Qualifying Jurisdictions.

Subject to the terms and conditions hereof, the Agents hereby agree to act as, and the Corporation hereby appoints the Agents as, the sole and exclusive agents of the Corporation to offer, on a reasonable best efforts basis and in accordance with terms hereof, the Units for sale to the public on a prospectus offering basis in the Qualifying Jurisdictions and on a private placement basis in the remaining Selling Jurisdictions. The Agents shall be entitled, in their sole discretion, to engage sub-agents and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Units from Purchasers (as defined below) from other registered dealers. The fee payable to such sub-agents shall be for the account of the Agents. The Agents shall be under no obligation to purchase any of the Units, however, it may subscribe for and purchase Units if it so desires.

The Agents shall have the exclusive right to offer for sale and sell the Units pursuant to applicable Securities Laws in British Columbia, Alberta and Ontario and under applicable

Securities Laws exemptions in the other Selling Jurisdictions and in such other jurisdictions as are agreed upon between the Corporation and the Agents.

The Corporation and the Agents further agree that any sale of Units in the United States (as defined herein) or to, or for the account or benefit of, a U.S. Person (as defined herein) or a person in the United States will be made solely through the U.S. Placement Agent pursuant to an exemption from the registration requirements under the U.S. Securities Act (as defined herein) provided by Section 4(2) thereof and Rule 506 of Regulation D (as defined herein) in regard to purchases made directly from the Corporation by accredited investors, pursuant to the Final U.S. Private Placement Memorandum (as defined herein). Subject to applicable law, including U.S. Securities Laws (as defined herein) and the terms of this Agreement, the Units may also be distributed outside Canada and the United States by the Agents, where they may be lawfully sold on a basis exempt from the prospectus and registration requirements of any such jurisdictions.

The Corporation also hereby grants to the Agents an option (the "Over-Allotment Option") which may be exercised by the Agents at any time, in whole or in part, up to 30 days after the closing of the Offering, to increase the size of the Offering by up to an additional 15% of the number of Units sold under the Offering. For purposes of this Agreement, all references to the "Offering" (as defined herein) and the “Units” shall include the exercise of the Over-Allotment Option, as the context permits or requires.

TERMS AND CONDITIONS

1.	Definitions and Interpretation

1.1	Where used in this Agreement, or in any amendment to this Agreement, the following terms will have the following meanings, respectively:

	(a)	"affiliate" or "associate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Ontario);

	(b)	"Agents" means, collectively, Pope & Company Limited and Jacob Securities Inc. and “Agent” means any one of them;

	(c)	"Beneficiaries" has the meaning set forth in Section 16.6;

	(d)	"Business Day" means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario or Vancouver, British Columbia;

	(e)	"Canadian GAAP" means Canadian generally accepted accounting principles;

	(f)	"Claim" has the meaning set forth in Section 16.1;

	(g)	"Closing Date" means the fifth business day following the date upon which the Corporation has obtained the Final Receipt or any earlier or later date as may be agreed to in writing by the Corporation and the Agents, each acting reasonably;

(h)	"Closing Time" means 8:30 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Corporation and the Agents;

(i)	"Common Shares" means the common shares in the capital of the Corporation;

(j)	"Compensation Warrants" has the meaning set forth in Section 17.1(b)(i) and shall have the attributes and shall be in form and substance reasonably acceptable to the Agents and the Corporation;

(k)	"Contract" means any contract, agreement, lease, license, commitment, off take agreement, franchise, warranty, guaranty, right or other instrument or consensual obligation, whether written or oral;

(l)	"Corporation" means Rare Element Resources Ltd., a British Columbia corporation;

(m)	"Corporation's Counsel" means McCullough O’Connor Irwin LLP;

(n)	"distribution" and "distribution to the public" has the meaning ascribed thereto in the Securities Act (British Columbia);

(o)	"Environmental Authorities" means Governmental Authorities having jurisdiction under any Environmental Laws, including any department, commission, bureau, board, administrative agency or body of any applicable international, federal, provincial, state, municipal or local body;

(p)	"Environmental Laws" means all applicable international, federal, provincial, state, municipal and local treaties, conventions, laws, statutes, ordinances, by- laws, codes, regulations, and all policies, guidelines, standards, orders, directives and decisions rendered or promulgated by any ministry, department or administrative or regulatory agency or body whatsoever (including international organizations formed by or participated in by any national, provincial or state government or representatives thereof) relating to mining;

(q)	"Environmental Permits" means all permits, licenses and Governmental Authorizations required under Environmental Laws required in connection with the conduct and operation of the Corporation's business;

(r)	"Final Prospectus" means the final short form prospectus of the Corporation relating to the qualification for distribution of the Units, consisting of the Warrants and the Common Shares, and the Compensation Warrants under applicable Securities Laws in the Qualifying Jurisdictions;

(s)	"Final Receipt" means a receipt for the Final Prospectus issued by the Principal Regulator in accordance with MI 11-102 and the Ontario Securities Commission has indicated on SEDAR that it is "clear for final" in accordance with NP 11-202;

(t)	"Final U.S. Private Placement Memorandum" means the U.S. private placement memorandum and subscription agreement in a form satisfactory to the Agents and the U.S. Placement Agent, to which will be attached the Final Prospectus, to be delivered to any offerees and purchasers in the United States, that are a U.S. Person, or who are purchasing for the account or benefit of a U.S.

Person or person in the United States in accordance with Schedule “A” hereto;

(u)	"Financial Statements" means the audited consolidated financial statements of the Corporation and the notes thereto as at and for the year ended June 30, 2009, and the financial statements as at and for the six months ended December 31, 2009 and all financial statements to be included in the Preliminary Prospectus, the Final Prospectus and any Supplemental Material;

(v)	"Governmental Authority" means any federal, provincial, state, municipal, county or regional governmental or quasi-governmental authority, domestic or foreign, and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof;

(w)	"Governmental Authorization" means all authorizations, approvals, licenses, permits or quotas issued to the Corporation in connection with its business by any Governmental Authority;

(x)	"Government Licences" has the meaning set forth in Section 11.1(ss)

(y)	"Hazardous Substances" means any contaminant, pollutant, dangerous substance, liquid waste, industrial waste, hauled liquid waste, toxic substance, special waste, hazardous waste, hazardous material or hazardous substance as defined in or pursuant to any Environmental Laws, law, judgment, decree, order, injunction, rule, statute or regulation of any court, arbitrator or governmental authority by which the Corporation is bound or to which the Corporation is subject;

(z)	"Indemnified Parties" has the meaning set forth in Section 16.1;

(aa)	"Liens" means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registerable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, hypothec, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatsoever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

(bb)	"Material Adverse Effect" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of the Corporation and the Material Subsidiaries as a whole; provided that a Material Adverse Effect shall not include an adverse effect (or any condition, event or development involving a prospective effect) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of the Corporation or the Material Subsidiaries that arises or results from or is in any way connected with, either directly or indirectly: (i) any matter or prospective matter, either alone or in combination with other matters or prospective matters, that relate to or arise out of a matter that has been publicly disclosed as of the date of this Agreement; (ii) conditions affecting the mining industry generally; and (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

(cc)	"material change" has the meaning ascribed thereto in the Securities Act (British Columbia);

(dd)	"material fact" has the meaning ascribed thereto in the Securities Act (British Columbia);

(ee)	"Material Subsidiaries" means Paso Rico Resources Ltd. and Paso Rico (USA) Inc.;

(ff)	"MI 11-102" means Multilateral Instrument 11-102 - Passport System;

(gg)	"Mining Claims" has the meaning set forth in Section 11.1(oo);

(hh)	"misrepresentation" has the meaning ascribed thereto in the Securities Act (British Columbia);

(ii)	"NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

(jj)	"Offering" means the offering of the Units pursuant to this Agreement;

(kk)	"Offering Documents" means, collectively, this Agreement, the Prospectus and the Final U.S. Private Placement Memorandum;

(ll)	"ORE" means Ore Reserves Engineering;

(mm)	"ORE Technical Report" means the NI 43-101 compliant report prepared by ORE entitled "Technical Report on the Mineral Resources of the Bear Lodge Rare-Earths Project” dated April 10, 2009 , as amended in June 2009;

(nn)	"Over-Allotment Option" has the meaning as ascribed thereto on page 2 of this Agreement;

(oo)	"person" means an individual, partnership, unincorporated association, organization, syndicate, corporation or trust or a trustee, executor, administrator or other legal or personal representative;

(pp)	"Pope" means Pope & Company Limited;

(qq)	“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated March 17, 2010 relating to the qualification for distribution of the Units, the Common Shares, the Warrants and the Compensation Warrants;

(rr)	"Principal Regulator" means the British Columbia Securities Commission or such other securities regulatory authority as may be determined pursuant to MI

11-102;

(ss)	"Prospectus" means the Preliminary Prospectus and/or the Final Prospectus, as the context requires;

(tt)	"Purchasers" means those persons resident in the Selling Jurisdictions who are solicited by the Agents or in the United States by the U.S. Placement Agent, as the case may be, in accordance with this Agreement and who purchase Units under the Offering;

(uu)	"Qualification Date" means the date of the receipt of the Final Receipt;

(vv)	"Qualification Documents" means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplemental Material;

(ww)	"Qualifying Jurisdictions" means each of the Provinces of British Columbia, Alberta and Ontario (unless the Corporation consents otherwise) which is also a Selling Jurisdiction and "Qualifying Jurisdiction" means any such Province;

(xx)	"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(yy)	"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(zz)	"SEC" means the United States Securities and Exchange Commission;

(aaa)	"Securities Commission" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions, and collectively, the "Securities Commissions";

(bbb)	"Securities Laws" means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the Selling Jurisdictions, as applicable, and the respective regulations and rules made under those securities laws together with all rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions granted in connection with the transactions contemplated by this Agreement;

(ccc)	"Selling Jurisdictions" means each of the Provinces of British Columbia, Alberta and Ontario (unless the Corporation consents otherwise) and any state of the

United States and such other eligible foreign jurisdictions as the Agents and Corporation may agree prior to the Closing Date as evidenced by the Corporation's acceptance of a Purchaser from such jurisdiction;

(ddd)	"Standard Listing Conditions" has the meaning ascribed thereto in section 4.3;

(eee)	"subsidiaries" has the meaning ascribed to it in the Securities Act (British Columbia);

(fff)	"Supplemental Material" means, collectively, any amendment to the Preliminary Prospectus or Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under applicable Securities Laws relating to the qualification for distribution of the Units, the Common Shares, the Warrants and the Compensation Warrants;

(ggg)	"Tax Act" means the Income Tax Act (Canada);

(hhh)	"Transfer Agent" means Computershare Trust Company of Canada;

(iii)	"TSXV" means the TSX Venture Exchange Inc.;

(jjj)	"Underlying Shares" means the Common Shares issuable upon the exercise of the Warrants and the exercise of the Compensation Warrants, as applicable;

(kkk)	"Unit" means one Common Share and one-half of one Warrant;

(lll)	"Warrants" means the common share purchase warrants of the Corporation underlying the Units, with each Warrant entitling the holder to purchase one Common Share at a price of $4.75 at any time for a period of 24 months from the date of issuance of the Units, subject to adjustment in accordance with the terms of the Warrants, in substantially the form set forth in Schedule “D” hereto;

(mmm)"United States" or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(nnn)	“U.S. Placement Agent” means Global Hunter Securities LLC;

(ooo)	"U.S. Person" means a "U.S. person" as defined under Rule 902(k) of Regulation S;

(ppp)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

(qqq)	“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the United States Securities Exchange Act, as amended, and the rules and regulations promulgated thereunder, and any applicable securities laws of any state of the United States.

1.2	The division of this Agreement into sections, subsections, clauses and paragraphs and the headings appearing in this Agreement are for convenience of reference only and will not affect the construction or interpretation of this Agreement.

1.3	In this Agreement, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa;

(b) words importing gender include all genders;

(c) words importing persons include individuals, partnerships, limited partnerships, joint ventures, syndicates, sole proprietorships, companies or corporations with or without share capital, unincorporated associations, societies, trusts, trustees, executors, administrators or other legal personal representatives, governmental authorities, regulatory authorities, and self-regulating organizations, bodies or entities however designated or constituted;

(d) the word "or" is not exclusive; and

(e) the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto.

1.4	If any action is required to be taken under this Agreement on a day that is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

1.5	Unless otherwise specified herein, all dollar amounts referred to in this Agreement are expressed in lawful money of Canada.

1.6	Unless otherwise specified herein, a reference in this Agreement to a statute includes all regulations or rules made thereunder, all amendments to the statute or the regulations or rules made thereunder, and any statutes, regulations or rules that supplement or supersede such statute, regulation or rule and, with respect to Securities Laws, includes any orders made thereunder and the applicable policy statements, instruments and notices issued or otherwise promulgated by the Securities Commissions or the Canadian securities administrators.

2.	Attributes of the Units

2.1	The Common Shares and the Warrants comprising the Units and the Compensation Warrants to be issued and sold under this Agreement by the Corporation will be duly and validly created and issued by the Corporation and when issued, the Warrants and the Compensation Warrants will have the attributes and characteristics set out therein.

3.	Filing of Preliminary Prospectus and Final Prospectus

3.1	The Corporation will use its reasonable commercial efforts to prepare and file the Preliminary Prospectus in accordance with National Instrument 44-101 – Short Form Prospectus Distributions and NP 11-202, respectively, with the Principal Regulator under MI 11-102, and obtain a receipt for the Preliminary Prospectus from the Principal Regulator.

3.2	The Corporation will use its reasonable commercial efforts to prepare and file with the Principal Regulator under MI 11-102, and to obtain the Final Receipt and will use its reasonable commercial efforts to take all other steps and proceedings that may be necessary in order to qualify the Units, consisting of the Common Shares and the Warrants, and the Compensation Warrants for distribution in each of the Qualifying Jurisdictions by the Agents and other persons who are registered in a category permitting them to distribute the Common Shares and the Warrants under the Securities Laws and who comply with the Securities Laws.

3.3	The Corporation will use its reasonable commercial efforts to promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to enable the Units, consisting of the Common Shares and the Warrants, the Common Shares, the Warrants and the Compensation Warrants to continue to be qualified for sale to the public in all of the Qualifying Jurisdictions through the Agents or any other registrant who complies with the relevant provisions of the Securities Laws.

4.	Delivery of Preliminary and Final Prospectus and Other Documents

4.1	The Corporation shall deliver to the Agents at or prior to the time the Preliminary Prospectus, the Final Prospectus, the Final U.S. Private Placement Memorandum and any Supplemental Material is presented to the Agents for signing, a copy of the Preliminary Prospectus, the Final Prospectus, the Final U.S. Private Placement Memorandum and the Supplemental Material, as the case may be, each signed on behalf of the Corporation in the manner required by the Securities Laws of each of the Qualifying Jurisdictions.

4.2	The Corporation shall deliver to the Agents, prior to the time of the filing of the Preliminary Prospectus, the Final Prospectus, the Final U.S. Private Placement Memorandum and any Supplemental Material, as the case may be, with the Principal Regulator pursuant to MI 11-102, a copy of any other documents required to be filed by the Corporation with or prior to filing the Preliminary Prospectus, the Final Prospectus, the Final U.S. Private Placement Memorandum or the Supplemental Material, as the case may be, under National Instrument 44-101 - Short Form Prospectus Distributions, or the Securities Laws.

4.3	The Corporation shall deliver to the Agents evidence satisfactory to the Agents of the conditional approval of the Offering and the listing and posting for trading on the TSXV of the Common Shares and the Underlying Shares (subject only to satisfaction by the

Corporation of customary post-closing conditions imposed by the TSXV in similar circumstances (the "Standard Listing Conditions")).

4.4	The Corporation shall promptly and, in any event within all applicable time limitation periods, prepare and file with the Securities Commissions any Supplemental Material required to be filed under the Securities Laws. Such Supplemental Material shall be in form and substance satisfactory to the Agents, acting reasonably, and, prior to the filing of such Supplemental Material with any Securities Commission, the Corporation shall deliver to the Agents:

(a) a copy of such Supplemental Material signed on behalf of the Corporation in the manner required by the applicable Securities Laws;

(b) a copy of any other document required to be filed by the Corporation with or prior to filing of the Supplemental Material in the manner required by the applicable Securities Laws; and

(c) such reports, comfort letters or opinions as may reasonably be requested by the Agents.

4.5	Each delivery of the Qualification Documents to the Agents shall constitute the consent of the Corporation to the use thereof by the Agents and members of its selling group (if any) of those documents in connection with the distribution of the Units, the Common Shares and the Warrants for sale in all of the Qualifying Jurisdictions, subject to the Securities Laws.

4.6	Delivery of the Final U.S. Private Placement Memorandum shall constitute the representation of the Corporation that it complies in all materials respects with U.S.

Securities Laws.

5.	Commercial Copies

5.1	The Corporation shall, as soon as possible but in any event not later than on the second Business Day after the issuance of a receipt by the Principal Regulator in respect of the Preliminary Prospectus, the Final Prospectus and the Final U.S. Private Placement Memorandum, respectively, pursuant to NP 11-202 and U.S. Securities Laws, and within two Business Days after the execution of any Supplemental Material, cause to be delivered to the Agents without charge, commercial copies of the Preliminary Prospectus, the Final Prospectus and the Final U.S. Private Placement Memorandum, as the case may be, or any Supplemental Material, as the case may be, in such numbers and to such Canadian and U.S. cities as the Agents may reasonably request by written instructions given by the Agents to the printer of the Preliminary Prospectus, the Final Prospectus and the Final U.S. Private Placement Memorandum or any Supplemental Material, as the case may be. The commercial copies of the Preliminary Prospectus, the Final Prospectus, the Final U.S. Private Placement Memorandum and any Supplemental Material shall be identical in content to the electronically transmitted versions thereof filed with the Securities Commissions pursuant to SEDAR, other than the Final U.S.

- 11 - Private Placement Memorandum which shall be substantially in the form appended to this Agreement.

6.	Due Diligence

6.1	The Corporation shall at all times allow the Agents and its representatives to conduct all due diligence investigations and examinations which the Agents may reasonably require in order to fulfill its obligations as agents, in order to avail itself of a defence to any claim for misrepresentation in the Qualification Documents and in order to enable the Agents to execute any certificate in the Qualification Documents required to be executed by the Agents. It shall be a condition precedent to the Agents execution of any certificate in any Qualification Document that the Agents are satisfied, acting reasonably, as to the form and content of the document. The Agents shall not unreasonably withhold or delay the execution of any such certificate(s) in the Qualification Documents required to be executed by the Agents and filed in compliance with the Securities Laws for the purpose of qualifying the Units, the Common Shares, the Warrants and the Compensation Warrants.

7.	Auditors' Comfort Letter

7.1	The Corporation shall deliver to the Agents prior to the filing of the Final Prospectus, a letter signed by the Corporation's auditors and dated the date of delivery thereof, in form and substance satisfactory to the Agents’ counsel, acting reasonably, with respect to certain accounting and financial information appearing or incorporated by reference in the Final Prospectus which letter shall be in addition to the auditors' reports and opinions contained in the Final Prospectus and the auditors' consent and comfort letters (if required) addressed to the Securities Commissions. The Corporation shall deliver a draft of such letter to the Agents, not later than two Business Days prior to the delivery of the Final Prospectus to the Agents for signing.

7.2	If any statistical, financial or accounting information is contained in any Supplemental Material which is required to be executed by the Agents, the Corporation shall deliver or cause to be delivered to the Agents at the time of execution thereof by the Agents, a letter signed by the Corporation's auditors and dated the date of delivery thereof, in form and substance satisfactory to the Agents, acting reasonably, with respect to certain of the statistical, financial and accounting information relating to the Corporation and its business contained in the Supplemental Material and with respect to any material changes thereto up to a date within three Business Days of the date of such letter, which letter shall be in addition to any auditors' report contained in the Supplemental Material and the auditors' consent and comfort letters addressed to the Securities Commissions.

8.	Opinions and Certificates

8.1	Opinion. The Agents shall receive a legal opinion, dated as of the Closing Date and addressed to the Agents, from counsel to the Corporation in the form and with the content set out in Section 14.1(a) hereof.

8.2	U.S. Opinion. The Agents shall have received at the Closing Time, a favourable legal opinion from the Corporation’s United States securities counsel as to the offer and sale of the Units in the United States of the Units is exempt from the registration requirements of the U.S. Securities Act in a form acceptable in all reasonable respects to the Agents and their counsel.

8.3	Closing Certificate. The Corporation will deliver to the Agents, at the Closing Date, a certificate dated the Qualification Closing Date, addressed to the Agents and signed by a senior officer of the Corporation, certifying for and on behalf of the Corporation that:

(a) the Final Prospectus and any Supplemental Material contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Units, the Common Shares, the Warrants and the Compensation Warrants and to the Corporation;

(b) no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares has been issued and, to the knowledge of the persons signing the certificate, no proceedings for such purpose are pending or threatened;

(c) the Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied up to the Qualification Date; and

(d) without bringing forward any date expressly referenced in a specific representation, the representations and warranties of the Corporation contained in this Agreement are true and correct as of the date of the Qualification Closing Date with the same force and effect as if made at and as of the date of the Qualification Closing Date.

9.	Regulatory Approvals

9.1	The Corporation will file or cause to be filed with the TSXV all necessary documents and will take or cause to be taken all necessary steps to ensure that the issuance of the Units, consisting of the Warrants and the Common Shares, the Compensation Warrants and the Underlying Shares has been approved and that the Common Shares and the Underlying Shares have been approved for listing and posting for trading on the TSXV, prior to or on the Closing Date, subject only to satisfaction by the Corporation of the Standard Listing Conditions.

9.2	The Corporation will make all necessary filings and use its reasonable commercial efforts to obtain all necessary regulatory consents and approvals (if any) in connection with the transactions contemplated in this Agreement.

10.	Certain Obligations, Representations and Warranties of the Agents

10.1	The Agents severally covenant and agree with the Corporation that they will:

(a)	conduct activities in connection with the proposed offering and sale of the Units in compliance with all applicable Securities Laws in the Selling Jurisdictions and, without limitation, agrees that it will not make available to prospective purchasers of the Units any document or material which would constitute an offering memorandum as defined under applicable Securities Laws in the Selling Jurisdictions;

(b)	not, directly or indirectly, solicit offers to purchase or sell the Units in a manner so as to require registration of the Units or filing of a prospectus with respect to such securities under the laws of any jurisdiction;

(c)	not solicit purchases of the Units or do any act in furtherance of a trade of any such securities outside of the Selling Jurisdictions;

(d)	deliver copies of the Qualification Documents to Purchasers of Units as soon as practicable after the delivery of such documents to the Agents with evidence reasonably satisfactory to the Agents that the Corporation has obtained a receipt in the case of a Preliminary Prospectus or the Final Receipt in the case of a Final Prospectus, from the Principal Regulator;

(e)	not offer or sell the Units in the United States or to, or for the account or benefit of a U.S. Person or person in the United States except through the U.S. Placement Agent and pursuant to Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D and in accordance with Schedule “A”;

(f)	not make any other contractual arrangements for the distribution of the Units in the United States without the prior consent of the Corporation;

(g)	not advertise the proposed sale of the Units in printed media of general and regular paid circulation, radio television or telecommunications (including electronic display) or otherwise;

(h)	obtain and deliver such agreements, documents and instruments to the Corporation together with such other documents with respect to the issue of the Units, the Warrants, the Common Shares, the Compensation Warrants or the Underlying Shares as may be required by the TSXV or by applicable Securities Laws of the Selling Jurisdictions; and

(i)	cause each member of any banking, selling or other group formed by them to enter into similar undertakings in any agreements among the members of such groups and to acknowledge their respective agreement to be bound by the provisions of this Agreement.

10.2	The Agents make the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement.

11.	Representations and Warranties of the Corporation

11.1	The Corporation hereby represents and warrants to each of the Agents as follows and acknowledges that each Agent is relying upon such representations and warranties in entering into this Agreement:

	(a)	the delivery by the Corporation to the Agent, or any of them, of any Qualification Document shall constitute the Corporation's representation and warranty to the Agents that:

(i) the Qualification Document contains, at the date of the Qualification Documents, no misrepresentations and constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Units; and

(ii) such Qualification Document complies with the requirements of the Securities Laws;

provided that, in each case, the Corporation makes no representation or warranty with respect to statements contained in or omissions from any Qualification Document relating solely to and provided by the Agents;

	(b)	the Corporation and each of the Material Subsidiaries is a corporation incorporated, amalgamated or continued, as the case may be, and existing under the laws of its jurisdiction of incorporation, amalgamation or continuation, as the case may be, and has all the requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its assets;

	(c)	this Agreement has been duly authorized, executed and delivered on behalf of the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by: (i) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court; (iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgements; (iv) the applicable laws regarding limitations of actions; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owned by it may be limited under applicable law; and (vii) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(d)	the Corporation has duly reserved and allotted for issuance the Common Shares, the Warrants, the Compensation Warrants and the Underlying Shares issuable by it;

(e)	to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation;

(f)	the Corporation and each of the Material Subsidiaries has, to the Corporation's knowledge, conducted and is conducting its respective business in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business, and is duly licensed, registered and qualified in all jurisdictions in which it carries on business to enable its business or activities to be carried on as now conducted or held, except where a failure to be in such compliance or to be duly licensed, registered or qualified could not, individually or in the aggregate, have a Material Adverse Effect, and all such licences, registrations and qualifications are valid, existing and in good standing, and none of such licences, registrations or qualifications contains any term, provision, condition or limitation which could have a Material Adverse Effect;

(g)	none of the Corporation or the Material Subsidiaries is in violation of its constating documents, by-laws or resolutions of its directors or shareholders or in default in the performance of any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Corporation or the Material Subsidiaries is a party or by which any are bound or to which any of the property or assets of the Corporation or the Material Subsidiaries is subject, and no event has occurred or been threatened which, with notice or lapse of time or both, would constitute such a violation or default, in each case which violation, default or defaults, individually or in the aggregate, would have a Material Adverse Effect on the Corporation;

(h)	the Corporation has all requisite corporate power and authority to enter into, deliver and perform its obligations under each of the Offering Documents and all necessary corporate action has been or will be taken to authorize the execution, delivery and performance by the Corporation of each of the Offering Documents;

(i)	the execution and delivery of, and the compliance by the Corporation with all of the provisions of, each of the Offering Documents and the consummation of the transactions contemplated therein will not:

(i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance on any of the property or assets of the Corporation or the Material Subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Corporation or the Material Subsidiaries is a party or by which the Corporation or the Material

- 16 - Subsidiaries is bound or to which any of the property or assets of the Corporation or the Material Subsidiaries is subject;

(ii)	result in any violation of the provisions of the constating documents, by-laws or resolutions of the directors or shareholders of the Corporation or the Material Subsidiaries; and

(iii)	result in any violation of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Corporation or the Material Subsidiaries or any of their properties, except where such breach, violation or default could not have Material Adverse Effect on the Corporation;

(j)	since June 30, 2009, except as otherwise (i) publicly disclosed by the Corporation; or (ii) disclosed to the Agents in writing or in the Corporation's responses to the Agents during the due diligence session:

	(i)	there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation and the Material Subsidiaries as a whole;

	(ii)	there has not been any material change in the capital or long term debt of the Corporation and the Material Subsidiaries as a whole;

	(iii)	there has not been any material change, or any development involving a prospective material change (including arising from pending or threatened claims or contingent liabilities) in the business, business prospects, condition (financial or otherwise), management or results of the operations of the Corporation and the Material Subsidiaries as a whole; and

	(iv)	the Corporation and the Material Subsidiaries have carried on their respective businesses in the ordinary course;

(k)	except as publicly disclosed, since June 30, 2009, the Corporation has not directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of their shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of their outstanding securities or agreed to do so;

(l)	except as disclosed to the Agents in writing or as publicly disclosed, there are no shareholder loans owing to or by the Corporation and except as among the Corporation and their bankers, the Corporation is not party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other like commitment of the obligations, liabilities, contingent or otherwise, or indebtedness of any other person;

(m)	no consent, approval, permit, authorization, order or filing with any court or governmental agency, the securities authorities or any other jurisdiction or agency is required by the Corporation or necessary for the execution, delivery and the performance by the Corporation of its obligations under each of the Offering Documents other than such consents, approvals, authorizations, registrations or qualifications as may be required under the Securities Laws or by the TSXV;

(n)	the copies of the minute books and corporate records of the Corporation and the Material Subsidiaries made available to Baker & McKenzie LLP, counsel to the Agents, in connection with its due diligence investigations for the periods requested are true, accurate and complete and such minute books and records made available contain copies of all material proceedings of the shareholders, the boards of directors and all committees of the boards of directors of each of such entities that have been minuted or resolved and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee thereof to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records other than those which are not material in the context of such entities, as applicable;

(o)	the Corporation has no material subsidiaries other than the Material Subsidiaries;

(p)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and no other shares, of which, as at April 6, 2010, not taking into account the Offering, 29,586,236 Common Shares were issued and outstanding as fully paid and non-assessable and, except as contemplated under the provisions of this Agreement, or the Corporation's stock option plan, no person, firm, corporation or other entity now has any agreement or option, or right or privilege capable of becoming an agreement (including convertible or exchangeable securities or warrants), for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Corporation, except for the following securities that are convertible into or exercisable for Common Shares: (i) options to purchase up to an aggregate of 2,546,000 Common Shares at various prices issued pursuant to the Corporation's stock option plan; (ii) warrants to purchase up to an aggregate of 2,520,500 Common Shares pursuant to outstanding warrants;

(q)	at the Closing Time, all necessary corporate action will have been taken by the Corporation and, assuming the receipt by the Corporation of payment for the Units and any required documents relating to Purchasers other than those resident in the Qualifying Jurisdictions, and compliance by the Agents of its covenants and obligations hereunder:

(i) the Common Shares, the Warrants and the Compensation Warrants will have been validly authorized and issued by the Corporation;

(ii) the Common Shares, the Warrants and the Compensation Warrants will have been duly executed and delivered by the Corporation;

(iii)	the Underlying Shares issuable upon the exercise of the Warrants and Compensation Warrants will have been validly authorized;

(iv)	upon exercise of the Warrants or the Compensation Warrants, respectively, in accordance with their terms, including the payment of the exercise price therefor, the respective Underlying Shares issuable upon such exercise will be duly issued as fully paid and non-assessable shares in the capital of the Corporation; and

(v)	none of the Units, Warrants, the Common Shares, the Compensation Warrants or the Underlying Shares will have been issued in violation of applicable law or in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the issuer of such securities;

(r)	prior to the Closing Time, the definitive form and terms of the certificate(s) for the Common Shares, the Warrants and the Compensation Warrants will have been approved and adopted by the Corporation and will comply with all legal requirements and will not conflict with the Corporation's constating documents;

(s)	the definitive form of certificate representing the Common Shares and the Underlying Shares, when issued, will comply with the requirements of the TSXV and will not conflict with the Corporation's constating documents;

(t)	the Corporation is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the provinces of British Columbia and Alberta and on the Closing Date in the province of Ontario;

(u)	the Corporation is in compliance in all material respects with its timely disclosure obligations under applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), activities, financial condition, capital or prospects of the Corporation, since the end of the Corporation's most recently completed financial year (for which audited statements are available), which has not been publicly disclosed in a filing made in accordance with applicable Securities Laws and there are currently no filings made (or required to be made) in accordance with applicable Securities Laws which are or were made on a confidential basis and which remains confidential;

(v)	except as disclosed to the Agents in writing, there are no actions, suits, proceedings or investigations, whether on behalf of or against the Corporation or the Material Subsidiaries, pending, or, to the knowledge of the Corporation, threatened against or affecting the Corporation or the Material Subsidiaries, at law or in equity, before any court, arbitrator or any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could have a Material Adverse

Effect on the Corporation or which questions the validity of the issuance, sale and delivery of the Units;

(w)	the Corporation and the Material Subsidiaries are not in violation of any law, ordinance, administrative or governmental rule or regulation or court decree or judgement applicable to them, or their assets or properties, which violation, non-compliance or failure to obtain could, individually or in the aggregate, have a Material Adverse Effect on the Corporation, or which might reasonably be expected to materially and adversely affect the consummation by the Corporation of the transactions contemplated by the Offering Documents;

(x)	each of the Corporation and the Material Subsidiaries holds all of the permits, licences and like authorizations necessary for them to carry on their business in each jurisdiction where such business is carried on, and each of the Corporation and the Material Subsidiaries respectively is not in default with respect to its applicable filings to be effected or conditions to be fulfilled in order to maintain such permits, licenses or like authorizations in good standing, except where such failure to hold or default, individually or in the aggregate, could not have a Material Adverse Effect on the Corporation;

(y)	except as disclosed in the Financial Statements, neither the Canada Revenue Agency nor any other taxation authority, foreign or domestic, has a current or subsisting assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or the Material Subsidiaries (including, without limitation, any predecessor companies) that could have a Material Adverse Effect on the Corporation, and, to the knowledge of the Corporation, no such assessments, claims or liabilities are being asserted or threatened by the Canada Revenue Agency nor any other taxation authority, foreign or domestic;

(z)	except as disclosed in writing to the Agents none of the Corporation or the Material Subsidiaries has any material liabilities, contingent or otherwise, other than as disclosed in the Financial Statements or otherwise publicly disclosed;

(aa)	to the knowledge of the Corporation, there is no legislation or any other action undertaken by any federal, provincial, state, municipal or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could have a Material Adverse Effect on the Corporation;

(bb)	the Financial Statements are true, complete and correct in all material respects and present fairly, in all material respects, the financial position of the Corporation at the dates indicated therein and have been prepared in accordance with Canadian GAAP consistently applied throughout the period referred to therein;

(cc)	DeVisser Gray LLP, who have audited and reviewed the most recent annual financial statements of the Corporation, are independent chartered accountants with respect to the Corporation as required by applicable Securities Laws;

(dd)	in the manner and subject to the exceptions set forth in the Corporation's Management's Discussion and Analysis for the year ended June 30, 2009, the management of the Corporation have devised and maintained a system of disclosure controls and procedures designed to ensure (to the extent possible) that information required to be disclosed by the Corporation under Securities Laws will be recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure (to the extent possible) that information required to be disclosed by the Corporation will be accumulated and communicated to the management of the Corporation, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Corporation maintains internal control over financial reporting which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Since June 30, 2009, there has not been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure) with the auditors of the Corporation;

(ee)	each of the Corporation and the Material Subsidiaries has its properties and assets insured against loss or damage by insurable hazards or risks on a replacement cost basis. Such insurance coverage is of a type and in an amount typical to the business in which the Corporation and the Material Subsidiaries operates as conducted by a reasonably prudent person based on the advice of reputable insurance brokers consulted by such person. Except as disclosed to the Agents during due diligence, in the last 24 months, the Corporation has not made any material claim on any policy of insurance or been refused any insurance coverage sought or applied for. Neither the Corporation or the Material Subsidiaries has reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue with their businesses at a cost that could have a Material Adverse Effect on the Corporation;

(ff)	except as otherwise publicly disclosed or disclosed to the Agents in writing, none of the directors or senior officers of the Corporation or the Material Subsidiaries, nor any holder of more than 10% of the outstanding voting securities of the Corporation, nor any associate or affiliate of any of the foregoing persons or companies, has had or, to the knowledge of the Corporation, intends to have any material interest, direct or indirect, in any transaction within two years prior to the date hereof or in any proposed transaction which materially affected or will materially affect the Corporation or the Material Subsidiaries;

(gg)	no payments have been made or authorized by the Corporation or the Material Subsidiaries since June 30, 2009 to their officers, directors, former directors, shareholders or employees or to any person or company not dealing at arm's length (as such term is construed under the Income Tax Act (Canada)) with any of the foregoing, including by way of the repayment of a shareholder loan, except in the ordinary course of business and the regular rates to them of salary, pension, bonuses or other remuneration of any nature, and except for any payments described in the Financial Statements and except as otherwise publicly disclosed;

(hh)	except in the ordinary course of business or as publicly disclosed, since June 30, 2009, no material capital expenditures have been made or authorized by the Corporation or the Material Subsidiaries;

(ii)	to the best of the Corporation's knowledge, all material receivables recorded on the books of the Corporation and the Material Subsidiaries are bona fide and are good and collectible without set off or counterclaim, subject to any provision made in the Corporation's unaudited financial statements for the six month period ending December 31, 2009;

(jj)	to the best of the Corporation's knowledge, all material bonuses, commissions, salaries and other amounts owing to employees are reflected and have been accrued in the books of account of the Corporation and the Material Subsidiaries;

(kk)	there is no person, firm or corporation acting or, to the Corporation's knowledge, purporting to be acting for the Corporation entitled to any commission, brokerage or finder's fee payable by or on behalf of the Corporation in connection with this Agreement or any of the transactions contemplated hereunder, except the Agents and the U.S. Placement Agent as provided herein other than in respect of other registered brokers, investment dealers and broker dealers retained or solicited by the Agents to form a syndicate or selling group; in the event any person, firm or corporation acting or purporting to be acting for the Corporation establishes a claim for any such commission, brokerage or finder's fee from the Agents, the Corporation covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred by the Agents in the defence thereof;

(ll)	no order ceasing or suspending trading in any security of the Corporation or prohibiting the sale of securities of the Corporation has been issued and, to the knowledge of the Corporation, and except as disclosed to the Agents in writing, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(mm)	with such exceptions as are not material to the Corporation or the Material Subsidiaries and except as otherwise disclosed to the Agents in writing: (i) the Corporation has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed; (ii) there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Corporation or the Material Subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or the Material Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and (iii) the Corporation and the Material Subsidiaries have withheld from all payments made to any of their officers, directors, employees and non-residents of Canada and other people with respect to whom they are required by law to withhold any payments pursuant to the Income Tax Act (Canada) or any other applicable legislation, or in respect of goods and services tax, the amount of all taxes, including but not limited to income tax, Canada pension plan contributions, employment insurance commission premiums, premiums payable under workman compensatory legislation and other deductions required to be withheld therefrom and have paid the same to the proper tax or other receiving officers within the time required under any applicable tax legislations;

(nn)	the Corporation and the Material Subsidiaries have established on its respective books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens, mortgages, charges, pledges, encumbrances or other security interests for taxes on the assets or properties of any of the foregoing entities, except for taxes not yet due, and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation or the Material Subsidiaries (whether federal, provincial, state, local or foreign), and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that could have a Material Adverse Effect on the Corporation;

(oo)	the Corporation owns the interests in real property in the nature of mining licenses claims, concessions, exploration, extraction and other mineral property rights that are set forth on Schedule “B” ("Mining Claims"), which schedule is a complete and accurate list of all such rights held by the Corporation. At the Closing Time, all of the leases, subleases and agreements in real property material to the business of the Corporation, and under which the Corporation has an interest as set forth on Schedule “B”, are in full force and effect, and the Corporation has not received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Corporation under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Corporation to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed to the Agents;

(pp)	although it does not warrant title, all Mining Claims of the Corporation that are held by the Corporation, are in good standing, are valid and enforceable, are free and clear of any material Liens or charges and no material royalty is payable in respect of any of them, except as disclosed to the Agents or publicly disclosed or except as failure to do so would not have a Material Adverse Effect on the

Corporation. Except as disclosed to the Agents in writing or publicly disclosed there are no material restrictions on the ability of the Corporation to use, transfer or otherwise exploit any such property rights except as required by applicable law. Except as disclosed to the Agents in writing or publicly disclosed the Mining Claims held by the Corporation cover the properties required by the Corporation for such purposes as contemplated by the ORE Technical Report;

(qq)	the information set forth in the Corporation's public disclosure relating to the estimates by the Corporation of the mineral resources and mineral reserves have been reviewed and verified by ORE, and in all cases, the resource and reserve information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and the information upon which the estimates of resources and reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material adverse changes to such information since the date of delivery or preparation thereof. The Bear Lodge property as referenced in the ORE Technical Report is the only material property of the Corporation for the purposes of NI 43-101;

(rr)	all assessments and other work required to be performed to date in order for the Corporation to maintain its Mining Claims have been performed to date, except in respect of mining claims that the Corporation intends to relinquish (a complete and accurate list of which has been provided to the Agents);

(ss)	the Corporation possesses such permits, certificates, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to own, lease, stake or maintain the Mining Claims and other property interests and to conduct the business now operated by the Corporation, or where the failure to possess such permits, certificates, licenses, approvals, consents or authorizations would not reasonably be expected to have a material adverse effect on the Corporation or where such failure has been disclosed in the Prospectuses. The Corporation is in compliance, in all material respects, with the terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect. The Corporation has not received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses;

(tt)	although it does not warrant title to the Mining Claims, except as disclosed to the Agents in writing or during the diligence session, the Corporation owns and has good title to its property and assets, free and clear of any and all hypothecs, prior claims, mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising, except for equipment lease security, security disclosed in the unaudited financial statements of the Corporation for the six month period ending December 31, 2009 or the audited financial statements of the Corporation for the year ending June 30, 2009;

(uu)	the Corporation's Mining Claims constitute all of the rights, titles and interests materially necessary or appropriate to authorize and enable the Corporation to carry on the material mineral exploration as currently being undertaken and is not in material default of such rights, titles and interests;

(vv)	to the Corporation's knowledge, all exploration work on the properties represented by the Mining Claims has been conducted in all respects in accordance with good mining and engineering practices and in compliance with all applicable workers' compensation, and health and safety laws, regulations and policies;

(ww)	the Corporation has been and is, and the business has been and is operated, in material compliance with all applicable Environmental Laws and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a material violation of or give rise to liability under any applicable Environmental Laws;

(xx)	the Corporation has obtained all Environmental Permits required for the operation of its business, or any part thereof, as currently carried on. Each Environmental Permit is valid, subsisting and in good standing and the Corporation is not in default or breach of any Environmental Permit and no proceeding is pending or to the knowledge of the Corporation, threatened to revoke, amend or limit any Environmental Permit;

(yy)	the Corporation has not used or permitted to be used any of its assets or facilities, whether owned, leased, occupied, controlled or licensed or which it owned, leased, occupied, controlled or licensed at any prior time, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance except in compliance with the Environmental Permits and all applicable Environmental Laws;

(zz)	the Corporation has not received any notice of or been prosecuted for an offence alleging violation of or non-compliance with any Environmental Law, and has not settled any allegation of violation or non-compliance short of prosecution. The Corporation is not aware of any orders of Environmental Authorities relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to the business or any property, facilities or assets (whether currently owned, leased, occupied, controlled or licensed or owned, leased, occupied, controlled or licensed at any time prior to the date hereof) of the Corporation;

(aaa)	except in compliance with the Environmental Permits and all Environmental Laws, to the best of the Corporation's knowledge, the Corporation has not caused, allowed or permitted, or has any knowledge of, the release of any Hazardous Substance into the environment, in any manner whatsoever, or the presence of any Hazardous Substance on, under, around or from any of its properties, facilities or other assets (whether owned, leased, occupied, controlled or licensed), or any property, facility or other asset which it owned, controlled, occupied, licensed or leased at any time prior to the date hereof, or any such release or presence on or from a property, facility or other asset owned, leased, occupied, managed, controlled or licensed by third parties but with respect to which the Corporation is or may reasonably be alleged to have liability. All Hazardous Substances used in whole or in part by the Corporation or resulting from its business have to the best of the Corporation's knowledge, been disposed of, treated or stored in compliance with all Environmental Permits and all Environmental Laws;

(bbb)	the Corporation has not received any notice from any Environmental Authority that the Corporation's business or the operation of any of the Corporation's property, facilities or other assets is in violation of any Environmental Law or any Environmental Permit or that it is responsible (or potentially responsible) for the clean up of any Hazardous Substances at, on or beneath any of its property, facilities or other assets (whether currently owned, leased, occupied, managed, controlled or licensed, or owned, leased, occupied, managed, controlled or licensed at any time prior to the date hereof), or at, on or beneath any other land or in connection with any waste or contamination migration to or from any of the Corporation's property, facilities or other assets;

(ccc)	the Corporation is not the subject of any international, foreign, federal, provincial, state, municipal or private action, suit, litigation, arbitration proceeding, governmental proceeding, investigation or claim involving a demand for damages or other potential liability with respect to violations of Environmental Laws or Environmental Permits;

(ddd)	other than the agreements listed in Schedule “C” hereto, or as otherwise publicly disclosed, the Corporation is not a party to any other Contract which in the view of the Corporation is material to its business and operations, as currently conducted. Each such material Contract listed in Schedule “C” (each a “Material Contract”) is in full force and effect and is valid and enforceable in accordance with its terms, the Corporation has not contravened any of the applicable terms and requirement of such Material Contracts, and to the Corporation’s knowledge no contravention of such Material Contracts have occurred or are continuing by the other party or parties to such Material Contracts. There are no renegotiations of or attempts to renegotiate or outstanding rights to negotiate any such Material Contracts and no one has made written demand for such renegotiations;

(eee)	except as disclosed to the Agents during the due diligence session, the Corporation and each of the Material Subsidiaries has the right to use, or is the registered owner of all right, title and interest in and to its respective Intellectual Property (as hereinafter defined), if any, as is necessary to conduct its business as it is currently conducted except where the failure to have such rights could not have a Material Adverse Effect on the Corporation. To the knowledge of the Corporation, the conduct of the business of the Corporation does not infringe upon the trademarks, trade names, patents or copyrights, domestic or foreign, of any other person. To the knowledge of the Corporation, the Intellectual Property which is not owned by the Corporation is being used by the Corporation only with the consent of or license from the rightful owner thereof, and all such licences are in full force and effect. To the knowledge of the Corporation, there does not exist any claim of adverse ownership, invalidity or any other opposition to or conflict with any Intellectual Property nor any pending or threatened suit, proceeding, claim, demand, action or investigation of any nature or kind against the Corporation relating to the Intellectual Property. For purposes of the foregoing, "Intellectual Property" means all patent applications, copyrights, trademarks, trade names, (including applications for all the foregoing and renewals, divisions, extensions and reissues, where applicable, relating thereto), inventions, licenses, trade secrets, patterns, drawings, software, technical information, research data, concepts, methods, procedures, designs, know-how and all other intellectual property, both foreign and domestic, owned by or licensed to the Corporation and the Material Subsidiaries;

(fff)	except as disclosed to the Agents in writing, the Corporation is not aware of a claim of any infringement or breach by the Corporation or the Material Subsidiaries of any industrial or intellectual property rights of any other person, nor has the Corporation or the Material Subsidiaries received any notice nor is the Corporation otherwise aware that the use of the business names, trademarks, service marks and other industrial or intellectual property of the Corporation or the Material Subsidiaries infringes upon or breaches any industrial or intellectual property rights of any other person;

(ggg)	the Corporation has, to the best of its knowledge, made available to the Agents all material information and material facts relating to the Corporation and it subsidiaries and their respective assets, liabilities and undertakings and such material information and material facts are true and correct as at the respective dates of such information or facts and no fact or facts have been omitted therefrom which would make such information materially misleading;

(hhh)	the information and statements publicly disclosed on SEDAR since July 1, 2009, as it relates to the Corporation, are true and correct in all material respects and do not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to the Corporation or any of its subsidiaries which has not been publicly disclosed and the Corporation has not filed any confidential material change reports;

(iii)	the Transfer Agent, at its principal office in Vancouver, British Columbia has been duly appointed as transfer agent and registrar for the Common Shares;

(jjj)	the currently issued and outstanding Common Shares are listed and posted for trading on the TSXV;

(kkk)	there has not been any material disagreement with the auditors of the Corporation and the Corporation has no current intention to change auditors;

(lll)	the Corporation has not granted any party any registration rights or similar rights to have any securities registered or qualified for distribution under the Securities Laws or the securities laws of another jurisdiction; and

(mmm)	the Corporation makes the representations, warranties and covenants applicable to it in Schedule “A” hereto and acknowledges that the terms and conditions of the representations, warranties and covenants of the parties contained in Schedule “A” form part of this Agreement.

12.	Covenants of the Corporation

12.1	The Corporation covenants and agrees with each of the Agents that the Corporation:

	(a)	will advise the Agents, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplemental Material has been filed and receipts have been obtained and will provide evidence satisfactory to the Agents of each filing and the issuance of the receipts;

	(b)	will, until the Closing Date, advise the Agents, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of any of the Qualification Documents; (ii) the suspension of the qualification of the Underlying Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any of those purposes; and will use its reasonable commercial efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

	(c)	will advise the Agents, promptly after receiving notice of or obtaining knowledge of any request made by any Securities Commission to amend or supplement the Preliminary Prospectus, the Final Prospectus or any Supplemental Material or provide any additional information;

	(d)	will apply the net proceeds from the issue and sale of the Units substantially in accordance with the disclosure provided to the Agents;

	(e)	except where earlier dissemination is required by applicable Securities Laws, will not, without prior consultation with the Agents, acting reasonably, during the period commencing on the date hereof and expiring on the Qualification Date, issue any press release;

	(f)	will use its reasonable commercial efforts to maintain the Corporation's status as a reporting issuer not in default under the applicable Securities Laws in the provinces of British Columbia, Alberta and Ontario and maintain the listing of the Common Shares for a period of 24 months from the Closing Date on the TSXV or an exchange of at least equivalent status;

	(g)	will fulfill all legal requirements to permit the creation, issuance, offering and sale of the Units as contemplated in this Agreement including, without limitation,

compliance with the applicable Securities Laws to enable the Units to be offered for sale and sold under the applicable Securities Laws or any other applicable securities laws, to Purchasers through investment dealers or brokers registered under the applicable Securities Laws of the Qualifying Jurisdictions or any other applicable securities laws who have complied with the relevant provisions of such laws;

	(h)	as soon as practicable after the Closing Date and, in the event, within the applicable time periods under the Securities Laws, will file such documents and pay such fees as may be required under the Securities Laws relating to the distribution of the Units, such filings to be in form and on terms reasonably satisfactory to the Agents;

	(i)	will at all times prior to the filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material (including prior to the Closing Date), allow the Agents and its counsel to participate fully in the preparation of such documents, acting reasonably, and allow the Agents and its representatives and counsel to conduct all due diligence which the Agents may reasonably require to be conducted in order to fulfill its obligations as agents and in order to enable the Agents responsibly to execute the certificate required to be executed by the Agents in connection with any Qualification Documents, and it shall be a condition precedent to the Agents’ execution of any such certificate that it be satisfied, acting reasonably, as to the form and content of such Qualification Documents;

	(j)	at the time of filing of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material, the Corporation shall deliver to the Agents a bring-down certificate with respect to the matters set forth in section 14.1(b); and

	(k)	will, as soon as is practicable after the filing of the Preliminary Prospectus and in any event prior to the filing of the Final Prospectus, cause a title opinion to be delivered by local counsel in Wyoming, from such counsel and in such form as is acceptable to the Agents, acting reasonably, in respect of the Bear Lodge Project.

13.	Material Change

13.1	The Corporation will promptly inform the Agents in writing until the Qualification Date of:

	(a)	any material change, or any development involving a prospective material change, in the condition, financial or otherwise, or in the results of operations or business of the Corporation or the Material Subsidiaries, whether or not arising in the ordinary course of business;

	(b)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplemental Material had that fact arisen or been discovered on, or prior

- 29 - to, the date of any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material; or

(c)	any change in any material fact contained in any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material, which, in any case, is of such a nature as to render any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material untrue or misleading in any material respect or to result in any misrepresentation in any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material including as a result of any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in light of the circumstances in which it was made or which would result in any of the Preliminary Prospectus, the Final Prospectus or any Supplemental Material not complying with applicable Securities Laws.

13.2	The Corporation will prepare and file promptly, and will otherwise comply with all legal requirements necessary to continue to qualify the Units, the Common Shares, the Warrants and the Compensation Warrants for distribution in each of the Qualifying Jurisdictions pursuant to this Agreement, and the Corporation will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Securities Laws and any other applicable securities laws.

13.3	In addition to the provisions of sections 13.1 and 13.2, the Corporation will, in good faith, discuss with the Agents any change, event or fact contemplated in sections 13.1 and 13.2 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Agents under section 13.1 and will consult with the Agents with respect to the form and content of any Supplemental Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplemental Material will be filed with any Securities Commission prior to the review and approval by the Agents and their counsel, acting promptly and reasonably.

14.	Conditions of Closing

14.1	The Agents’ obligations under this Agreement shall be subject to the following conditions being fulfilled on or prior to the Closing Date:

(a) the Agents shall have received a legal opinion dated as of the Closing Date addressed to the Agents from the Corporation's counsel (who may rely upon the opinions of local counsel) in form and content to the satisfaction of the Agents’ counsel with respect to all such matters as the Agents may reasonably request, including, without limitation, the following:

(i) each of the Corporation and the Material Subsidiaries has been duly created, incorporated, amalgamated or continued, as the case may be, and is existing and has all requisite power and authority to carry on its respective business as now conducted by it and to own or lease its properties and assets as now conducted, and to execute, deliver and, with respect to the Corporation, to perform its obligations under this Agreement;

(ii)	all necessary actions have been taken by the Corporation to validly create, issue, sell and deliver the Units, the Common Shares and the Warrants to the Purchasers and the Compensation Warrants to the Agents;

(iii)	the Corporation has duly reserved and allotted for issuance the Common Shares, the Warrants, the Compensation Warrants, and the Underlying Shares issuable by it;

(iv)	the attributes of the Units and Agents’ Warrants are consistent in all material respects with the description thereof contained under the heading “Description of Securities Distributed” in the Final Prospectus;

(v)	each of this Agreement, the Warrants and the Compensation Warrants has been duly authorized, executed and delivered on behalf of the Corporation and is a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms;

(vi)	the offering, issue and sale by the Corporation of the Units in accordance with the terms of this Agreement and the issuance and delivery of the Underlying Shares issuable upon exercise of the Warrants and the Compensation Warrants, as the case may be, and the performance of and compliance by the Corporation with the terms of this Agreement does not and will not conflict with or result in a breach of, or constitute a default under any applicable laws in British Columbia or any laws of Canada applicable therein or any term or provision of the articles, by-laws or resolutions of the directors or shareholders of the Corporation, or any judgement, decree, order, statute, rule or regulation applicable to the Corporation or the Material Subsidiaries which default or breach could have a Material Adverse Effect on the Corporation;

(vii)	the authorized capital of the Corporation only consists of an unlimited number of Common Shares;

(viii)	the Corporation is the owner of all of the issued and outstanding securities of the Material Subsidiaries;

(ix)	the Common Shares, the Warrants and the Compensation Warrants have been validly created and issued by the Corporation and, upon the Corporation receiving payment of the purchase price for the Units, the Common Shares, the Warrants and the Compensation Warrants, as the case may be, will be validly issued and outstanding as fully paid and non- assessable securities of the Corporation;

(x)	the Underlying Shares have been validly created by the Corporation and, upon the exercise of the Warrants and the Compensation Warrants, as applicable, in accordance with their terms, the Underlying Shares so issuable will be validly issued and outstanding as fully paid and non- assessable Common Shares of the Corporation;

(xi)	the issuance of the Units, and the Common Shares and the Warrants issuable upon the exercise of the Units, and the Compensation Warrants and the Underlying Shares issuable upon the exercise of the Warrants and the Compensation Warrants have been accepted by the TSXV and the Common Shares and the Underlying Shares have been accepted for listing on the TSXV (subject to the Standard Listing Conditions);

(xii)	the Units, consisting of the Common Shares and the Warrants, and the Underlying Shares on the date of issue, will be qualified investments under the Income Tax Act (Canada) (the "Tax Act") and the Income Tax Regulations for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan and registered education savings plan and will not be a prohibited investment for a registered pension plan under the Tax Act and the Income Tax Regulations. The Units, consisting of the Common Shares and the Warrants, and the Underlying Shares will not, on the date of issue, constitute "foreign property" for the purposes of Part XI of the Tax Act;

(xiii)	the Corporation is a "reporting issuer" under Securities Act (British Columbia) and is not included in a list of defaulting reporting issuers maintained by the British Columbia Securities Commission. The Corporation is also a "reporting issuer" or the equivalent under the Securities Laws of each of the provinces of British Columbia, Alberta and on Closing, in Ontario and is not included on a list of defaulting reporting issuers (or equivalent) maintained pursuant to such legislation;

(xiv)	the Transfer Agents, at its principal office in Vancouver, has been duly appointed as the transfer agent and registrar for the Common Shares;

(xv)	that no prospectus, offering memorandum or other document is required under the securities laws of the Qualifying Jurisdictions, and except as have been obtained or completed, no proceeding is required to be taken and no approval, consent or authorization of or filing with the TSXV or any securities regulatory authority in the Qualifying Jurisdictions is required in order to permit the issuance of the Underlying Shares upon the exercise of the Warrants or the Compensation Warrants, as the case may be; and

(xvi)	that no prospectus, offering memorandum or other document is required to be filed, no proceeding required to be taken and no approval, permit, consent or authorization is required to be obtained under the securities laws of the Qualifying Jurisdictions in connection with the first trade of the Underlying Shares in the Qualifying Jurisdictions through brokers or dealers properly registered under such securities laws, provided that:

A. a receipt was obtained for a prospectus qualifying the distribution of the Warrants and the Compensation Warrants;

B. the trade is not a “control distribution” as defined in NI 45-102; and

C. the Corporation is a reporting issuer at the time of the trade.

(b)	the Agents will have received certificates dated as at the Closing Date signed by those senior officers of the Corporation as may be acceptable to the Agents, acting reasonably, in form and content satisfactory to the Agents, acting reasonably, with respect to all such matters as the Agents may reasonably request, including the following:

	(i)	the constating documents of the Corporation;

	(ii)	the resolutions of the directors of the Corporation relevant to the allotment, issue and sale of the Units, the Compensation Warrants and the Underlying Shares, as applicable, and the authorization of the other agreements and transactions contemplated by this Agreement;

	(iii)	the incumbency and signatures of signing officers of the Corporation; and

	(iv)	without bringing forward any date expressly referenced in a specific representation, the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Date with the same force and effect as if made at and as of the Closing Date;

(c)	all actions required to be taken by or on behalf of the Corporation and all requisite filings with governmental authorities, Securities Commissions or courts will have occurred at or prior to the Closing Time so as to validly create and issue the Units and the Compensation Warrants;

(d)	the issuance of the Units and Compensation Warrants will have been accepted by the TSXV and the Common Shares and the Underlying Shares will have been approved for listing and posting for trading on the TSXV (subject only to Standard Listing Conditions);

(e)	the Agents will have received such other certificates (including bringdown certificates), opinions, agreements, materials or documents, in form and substance satisfactory to the Agents, as the Agents may reasonably request;

(f)	the Corporation having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the completion of the Offering; and

(g)	the diligence conducted by the Agents shall not have revealed any adverse material change or material fact in respect of the Corporation or the Material Subsidiaries not generally known to the public which should have been previously disclosed.

15.	Termination by Agents in Certain Events

15.1	The Agents, or any one of them, will be entitled to terminate this Agreement by written notice to that effect given to the Corporation at or prior to the Closing Time if:

	(a)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSXV or any securities regulatory authority, in relation to the Corporation or any of the officers or directors of the Corporation or any of its principal shareholders, which in the opinion of the Agents, acting reasonably, would have a Material Adverse Effect on the Corporation or the trading or distribution of the Units or the Underlying Shares;

	(b)	any law or regulation is enacted, changed, interpreted or administered which, in the opinion of the Agents, acting reasonably, could operate to prevent or restrict the trading of the Units or the Underlying Shares or materially and adversely affects or will materially and adversely affect the market price or value of the Units or the Underlying Shares;

	(c)	any order to cease trading in securities of the Corporation is made or threatened by a securities regulatory authority and has not been withdrawn, rescinded or revoked;

	(d)	the Corporation is in breach in any material respect of a material term, condition or covenant hereunder or any material representation or warranty given by the Corporation hereunder becomes or is false in any material respect;

	(e)	there occurs any material change in the affairs of the Corporation or the Material Subsidiaries, or there should be discovered a material fact, or there should occur a change in a material fact, in each case, which, in the sole opinion of the Agents, acting reasonably, has or would be expected to have a Material Adverse Effect on the business, affairs or profitability of the Corporation or on the market price or value of the securities of the Corporation; or

	(f)	there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of any nature, including, without limitation, terrorism, war, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence which, in the sole opinion of the Agents, acting reasonably, materially adversely affects, or materially adversely involves or will or may materially adversely affect or materially adversely involve, the financial markets or the business, operations, affairs or profitability of the Corporation or the Material Subsidiaries or the market price or value of the securities of the Corporation.

15.2	All representations and warranties in this Agreement shall be construed as conditions, and any breach or failure to comply with any such terms and conditions which in the reasonable opinion of any of the Agents materially adversely affects the sale by it of the Units shall entitle the Agents at any time prior to the Closing Time to terminate its obligations under this Agreement forthwith by written notice to that effect given to the Corporation.

15.3	Any termination by the Agents pursuant to the provisions of this Agreement shall be effected by notice delivered to the Corporation. The rights of termination contained in section 15 hereof are in addition to any other rights or remedies the Agents may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of the Corporation or the Agents, except for any liability provided for in section 16 and section 17.1(b)(ii).

16.	Indemnification

16.1	The Corporation covenants and agrees to indemnify and save harmless each of the Agents and the U.S. Placement Agent, and their respective directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties" and individually an "Indemnified Party") against all losses (other than loss of profits), claims, damages, liabilities, costs and expenses (collectively a "Claim"), whether joint or several, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

(a) any information or statement (except any information or statement relating solely to the Agents or the members of any syndicate or selling group) contained in the Preliminary Prospectus, Final Prospectus, any Supplemental Material, any amendments thereto required to be filed, or documents incorporated by reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Agents or the members of any syndicate or selling group) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(b) the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Agents or the members of any syndicate or selling group) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

	(c)	any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in Securities Act (British Columbia)) or alleged misrepresentation (except a misrepresentation relating solely to the Agents or the members of any syndicate or selling group) in the Preliminary Prospectus, Final Prospectus, any Supplemental Material, any amendments thereto required to be filed, or documents incorporated by reference therein (except any document or material delivered or filed solely by the Agents or the members of any syndicate or selling group) based upon any failure or alleged failure to comply with Securities Laws (other than any failure or alleged failure to comply by the Agents or the members of any syndicate or selling group) preventing and restricting the trading in or the sale of the Units or the Underlying Shares in the Qualifying Jurisdictions;

	(d)	the non-compliance by the Corporation with any requirement of applicable Securities Laws; other than non-compliance resulting from a failure by the Agents to comply with the provisions of Section 10.1 hereof; or

	(e)	any breach of any material representation, warranty or covenant of the Corporation contained in the Agreement or the failure of the Corporation to comply with any of its material obligations hereunder, and will reimburse the Indemnified Party upon the production of written invoices therefore for any reasonable legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim.

16.2	The Corporation shall not, without the prior written consent of the Agents, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Agents and the Indemnified Party from all liability arising out of such Claim.

16.3	Notwithstanding the foregoing, the Corporation shall not be liable for the settlement of any Claim in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld or delayed.

16.4	If any matter or thing contemplated by this section shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Corporation as soon as possible and in any event on a timely basis, of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Corporation or the Indemnified Party without the prior written consent of the other.

16.5	In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party's behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless (i) the Corporation and the Indemnified Party mutually agree to retain such other counsel or (ii) the named parties to any such Claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Corporation, on the other hand, and the representation of the Corporation and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Corporation to the extent that they have been reasonably incurred.

16.6	The Corporation hereby acknowledges and agrees that, with respect to this section 16, each of the Agents is contracting on behalf and as agent for its affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, the Agents, or any one of them, will act as trustee for the Beneficiaries of the covenants of the Corporation under this section 16 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

16.7	No Indemnified Party who has engaged in any fraud, wilful default, fraudulent misrepresentation, gross negligence, wilful misconduct or reckless disregard will be entitled to claim indemnification under this section 16 or contribution under section 16.8 from any person who has not engaged in that fraud, wilful default, fraudulent misrepresentation, gross negligence, wilful misconduct or reckless disregard.

16.8	In order to provide for just and equitable contribution in circumstances in which an indemnity provided in this section 16 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Agents and the Corporation, as the case may be, will contribute to the aggregate of all Claims (other than losses of profits in connection with the issue of the Units) of the nature contemplated in this section 16 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Agents will not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee or any portion actually received.

16.9	The Corporation hereby waives all rights which it may have by statute or common law to recover contribution from the Agents in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, "losses") by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Agents or the members of any syndicate or selling group.

16.10	The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that section 16.8 will apply, mutatis mutandis, in respect of that other right.

16.11	If any Claim is brought in connection with the transactions contemplated by this Agreement and the Agents, or any one of them, is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, provided that such proceeding is not caused as a result of the fraud, wilful default, fraudulent misrepresentation, gross negligence, wilful misconduct or reckless disregard of the Agents, either or both of them will have the right, acting reasonably, to employ its own counsel in connection therewith, and the fees and disbursements of such counsel in connection therewith as well as its reasonable fees at the normal per diem rate for its directors, officers, employees and agents involved in preparation for and attendance at such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Corporation as they are incurred.

16.12	The obligations under this section 16 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

17.	Fees and Expenses

17.1	In consideration of the agreement of the Agents to find Purchasers for, the Units and for providing the following services:

(a) assisting in the preparation of the Preliminary Prospectus and the Final Prospectus; and

(b) selling the Units both directly and through other registered dealers and brokers, the Corporation agrees to pay to the Agents (the U.S. Placement Agent with respect to sales described in Schedule “A”) at the Closing Date and at the closing of the sale of the additional Units pursuant to the exercise of the Over-Allotment Option, as applicable:

(i) a fee of $0.21 (representing 6% of the price per Unit) for each Unit sold including the additional Units sold pursuant to the exercise of the Over- Allotment Option, as the case may be (the "Agency Fee"); and

(ii) that number of non-transferable agent warrants ("Compensation Warrants") as is equal to 6% of the number of Units sold, including the additional Units sold pursuant to the exercise of the Over-Allotment Option, as the case may be, with each Compensation Warrant entitling the Agents or the U.S. Placement Agent, as appropriate, to purchase one Agents' Unit for $3.50 at any time up to 5:00 p.m. (Vancouver time) on the date that is 24 months following the Closing Date, each Agents' Unit comprised of one common share of the Corporation and one half common share purchase warrant (each a "Underlying Agent Warrant"). Each Underlying Agent Warrant will entitle the holder thereof to purchase one common share of the Corporation for an exercise price of $4.75 per common share at any time up to 5:00 p.m. (Vancouver time) on the date that is 24 months following the Closing Date.

17.2	Whether or not the purchase and sale of the Units is completed, all expenses of or incidental to, the creation, issuance and delivery of such securities and of or incidental to all matters in connection with the transactions set out in this Agreement will be borne by the Corporation including, without limitation:

	(a)	expenses payable in connection with the qualification of the Units for distribution and the Underlying Shares under applicable Securities Laws;

	(b)	the fees, expenses and disbursements of the auditors to the Corporation, legal counsel to the Corporation and all related local counsel;

	(c)	the reasonable out-of-pocket expenses of the Agents and the reasonable fees of the Agents’ legal counsel for the Offering and the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, whether or not the Offering is completed;

	(d)	all costs incurred in connection with the preparation, filing and printing of the Preliminary Prospectus, the Final Prospectus, any Supplemental Material and any Warrant and Underlying Share certification costs; and

	(e)	all fees and expenses relating to the listing of the Common Shares and Underlying Shares on the TSXV.

18.	Closing

18.1	The closing of the purchase and sale of the Units, if any, will be completed at the Closing Time at the offices of McCullough O’Connor Irwin LLP or at any other place determined in writing by the Corporation and the Agents. At the Closing Time, the Corporation will duly and validly deliver to the Agents:

	(a)	definitive certificates representing the Common Shares and Warrants registered in the name or names as the Agents may notify the Corporation in writing not less than two (2) Business Days prior to the Closing Time;

(b)	definitive certificates representing the Compensation Warrants registered in the name of the Agents, or U.S. Placement Agent or as the Agents may notify the Corporation in writing; and

(c)	all further documentation as may be required by this Agreement or as counsel to the Agents may reasonably require;

against payment by the Agents to the Corporation of the purchase price for the Units, if any, being issued and sold by them under this Agreement by bank draft, certified cheque or wire transfer payable to or as directed by the Corporation, less: (i) the Agency Fee respecting the Units as described in section 17.1; (ii) any reimbursable expenses payable by the Corporation to the Agents as estimated as of the Closing Date and for which invoices will be provided by the Agents to the Corporation pursuant to section 17.1(b)(ii) . For greater certainty, the foregoing provision does not require the Agents to provide the Corporation with all of their invoices pursuant to section 17.1(b)(ii) at or prior to the Closing Time.

18.2	The provisions set forth in Section 18.1 above shall be deemed to apply mutatis mutandis to the closing of the purchase and sale of the additional Units arising pursuant to the exercise by the Agents, or any one of them, of the Over-Allotment Option, as the case may be.

19.	Notice

19.1	Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(a) in the case of the Corporation:

Rare Element Resources Ltd. Suite 410, 325 Howe Street, Vancouver, BC V6C 1Z7 Attention: Donald E. Ranta, President and Chief Executive Officer Facsimile No: (604) 688-3392

with a copy (which shall not constitute notice) to:

McCullough O’Connor Irwin LLP
2610 Oceanic Plaza 1066 West Hastings Street Vancouver, BC		V6E 3X1
Attention:	Mr. David Gunasekera
Facsimile No.: (604) 687-7099

(b)	in the case of the Agents:

Pope & Company Limited 15 Duncan Street,

Toronto, ON	M5H 3P9
Attention:	Mr. Manu Sehkri

Facsimile No.: (416) 593-5099

with a copy to:

Jacob Securities Inc. Suite 2901 – 199 Bay Street Commerce Court West, P.O. Box 322 Attention: Sasha Jacob Facsimile No.: (416) 866-8333

With a copy (which shall not constitute notice) to:

Baker & McKenzie LLP Brookfield Place, Suite 2100 181 Bay Street, P.O. Box 874 Toronto, Ontario, Canada M5J 2T3 Attention: Mr. Nurhan Aycan Facsimile No.: (416) 863-6275

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy, on the first
Business Day following the day on which it is sent.

20.	Representative of Agents

20.1	Except with respect to sections 15 and 16, all transactions and notices on behalf of the Agents under this Agreement or contemplated by this Agreement may be carried out or given on behalf of any selling group formed by the Agents by Pope, and Pope will in good faith discuss with the members of such selling group the nature of any of such transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The Corporation shall be entitled to rely on instructions and notices provided to it by Pope on behalf of the members of such selling group in that regard.

21.	Time of Essence

21.1	Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.

22.	Representations, Warranties and Agreements Surviving Closing

22.1	The representations, warranties, obligations and agreements herein contained and in any certificate delivered pursuant to this Agreement shall survive the purchase by the Purchasers of the Units and shall continue in full force and effect for a period ending the later of (a) 24 months after the Qualification Date and (b) the latest date under applicable

Securities Laws (non-residents of Canada being deemed to be resident in the Province of British Columbia for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Prospectus or, if applicable, any Supplemental Material, in each case unaffected by any subsequent disposition of the Warrants, the Common Shares or any Underlying Shares or the termination of the Agents’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agents in connection with the preparation of any Qualification Document or the sale of the Units.

23.	Restriction on Further Issuances of Securities

23.1	Corporation Lock-Up. The Corporation hereby covenants and agrees with the Agents, that it shall not directly or indirectly, sell or issue or negotiate or enter into any agreement to sell or issue any securities of the Corporation for a period of 90 days from the Closing Date (the “Lock-Up Period”) without the prior written consent of the Agents, which consent shall not be unreasonably withheld, other than pursuant to (i) the exercise of the Over-Allotment Option; or (ii) any existing stock option plan, incentive plan, executive compensation arrangements or convertible securities outstanding as at the Closing Date.

24.	Miscellaneous

24.1	This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

24.2	Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile or other electronic copy of this Agreement and acceptance by each party of any such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

24.3	This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

24.4	To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

24.5	This Agreement and the other documents referred to in this Agreement constitute the entire agreement between the Agents and the Corporation relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement including, without limitation, the engagement letter dated February 11, 2010 between Pope and the Corporation.

24.6	The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Corporation and the Agents and their respective successors and assigns; provided that this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

25.	Acceptance

25.1	If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Yours very truly,
POPE & COMPANY LIMITED	JACOB SECURITIES INC.
By: “Manu K. Sekhri”	By: “Sasha Jacob”

Managing Director	President & Chief Executive Officer

Accepted and agreed to by the undersigned as of the date of this letter first written above. RARE ELEMENT RESOURCES LTD.

By:	“Mark T. Brown”

Chief Financial Officer

SCHEDULE A

U.S. OFFERING TERMS AND CONDITIONS

This is Schedule A” to the Agency Agreement (the "Agency Agreement") among Rare Element
Resources Ltd., Pope & Company Limited ("Pope") and Jacob Securities Inc. (“Jacob” and
together with Pope the “Agents”) made effective as of March 17, 2010.

In this Schedule A”, all capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule is annexed, and the following terms shall have the meanings indicated:

(a)	“Accredited Investor” means an “accredited investor” that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D;

(b)	"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units, the Common Shares or the Underlying Shares;

(c)	"Foreign Issuer" means "foreign issuer" as that term is defined in Rule 902 of Regulation S;

(d)	"General Solicitation or General Advertising" means "general solicitation" or "general advertising" within the meaning of Rule 502(c) of Regulation D. Without limiting the foregoing, but for greater clarity in this Schedule, general solicitation or general advertising includes any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(e)	"Securities" means the Units, the Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants;

(f)	"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Regulation S; and

(g)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

Representations, Warranties and Covenants of The Agents

The Agents (on their own behalf and on behalf of the U.S. Placement Agent) acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or under the securities laws of any state of the United States and may not be offered or sold, except in accordance with an exemption or exclusion from the registration requirements of the U.S.
Securities Act and the securities laws of any state of the United States.

The Agents (on their own behalf and on behalf of the U.S. Placement Agent) represent, warrant and covenant to and with the Corporation that:

1.	They have offered and sold and will offer and sell the Units only in an offshore transaction in accordance with Rule 903 under Regulation S or as provided in paragraphs
2 through 14 below. Accordingly, none of the Agents, their affiliates nor any person acting on their behalf, has made or will make (except as permitted in paragraphs 2 through 14 below):

(i) any offer to sell or any solicitation of an offer to buy, any Securities to any person within the United States or any U.S. Person, or for the account or benefit of any U.S. Person or person within the United States;

(ii) any sale of Securities to any purchaser unless such purchaser is not a U.S. Person or person within the United States and is not purchasing for the account or benefit of any U.S. Person and, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States;

(iii) any Directed Selling Efforts in the United States with respect to the Securities.

2.	The Units may only be offered and sold within the United States or to, or for the account or benefit of, a U.S. Person or person in the United States through the U.S. Placement
Agent and sold by the Corporation directly to Accredited Investors pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by
Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder, and in each case in accordance with applicable securities laws of each state of the United States and require no filings or actions except as otherwise agreed by the Corporation.

3.	All offers and sales of Units in the United States shall be made in compliance with all applicable U.S. federal and state laws and regulations governing registration and conduct of broker-dealers.

4.	The U.S. Placement Agent is a duly registered as broker-dealer under section 15(b) of the

U. S. Exchange Act and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.) on the date hereof and on the date offers and sales were made in the United States.

5.	All offers to sell and solicitations of offers to buy the Units in the United States by the

U. S. Placement Agent, or any person acting on its behalf, shall be made in accordance with Rule 506 of Regulation D, only to persons with whom the Agents or the U.S. Placement Agent have pre-existing relationships and who the Agents or the U.S. Placement Agent have a reasonable basis to believe and did believe to be Accredited Investors and, on the date hereof, continue to believe that each such purchaser is an Accredited Investor.

6.	In connection with the offers and sales in the United States, the Agents agree for themselves and the U.S. Placement Agent not to offer or sell, or to solicit any offer to buy, by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

7.	The Agents agree for themselves and the U.S. Placement Agent to inform each purchaser in the United States, that is a U.S. Person or that is purchasing for the account or benefit of a U.S. Person or person on the United States that none of the Securities have been or will be registered under the U.S. Securities Act or the securities laws of any state in the United States and that the Units are being offered and sold in the United States in reliance upon exemptions from the registration requirements of the U.S. Securities Act provided by Section 4(2) and Rule 506 of Regulation D.

8.	Prior to completion of any sale of the Units in the United States, each purchaser that is a

U. S. Person, is in the United States or is purchasing for the account or benefit of any U.S. Person or persons in the United States pursuant to the provisions of Section 4(2) and Rule 506 of Regulation D will be required to execute a U.S. Subscription Agreement in the form attached to the Final U.S. Placement Memorandum.

9.	The Agents shall cause the U.S. Placement Agent to agree in writing, for the benefit of the Corporation, to the same provisions as are contained in this Schedule “A”.

10.	The Agents will deliver, prior to the purchase, a copy of the Final U.S. Placement Memorandum attached to a copy of the Final Prospectus to each purchaser in the United States, that is a U.S. Person, or that is purchasing for the account or benefit of a U.S.

Person or person in the United States.

11.	The Agents covenant and agree with the Corporation that it will not make any other contractual arrangements for the distribution of the Units in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States without the prior consent of the Corporation.

12.	At least one business day prior to the Closing Date, the Agents shall cause the U.S. Placement Agent to provide the Corporation with a list of all purchasers of Units in the

United States, that are U.S. Persons or that are purchasing for the account or benefit of a U.S. Person or person in the United States.

13.	Neither the Agents, the U.S. Placement Agent, their respective affiliates nor any person acting on their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Units or the Securities.

14.	The Agents agree that all certificates representing the Securities sold in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States as part of the Offering, and all certificates issued in exchange for or in substitution of the foregoing Securities, will bear a legend.

15.	All purchasers of the Units in the United States or to, or for the account or benefit or, a U.S. Person or person in the United States, who are Accredited Investors and purchasing the Units pursuant to Rule 506 of Regulation D, shall purchase such Units directly from the Corporation.

16.	At closing, the Agents, together with the U.S. Placement Agent, who has offered and sold Units in the United States, or to, or for the account or benefit of, a U.S. Person or person in the United States will provide a certificate, substantially in the form of Appendix I hereto.

Representations, Warranties and Covenants of the Corporation

1.	The Corporation represents that it is and as of the date of issuance of the Units will be a Foreign Issuer and that as of the date hereof there is and as of the date of issuance of the Units there will be no Substantial U.S. Market Interest in the Units, the Warrants, the Common Shares or the Underlying Shares.

2.	The Corporation represents that it is not, and after the sale of the Units or issuance of the Warrants, Common Shares or the Underlying Shares as contemplated hereby, will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

3.	The Corporation represents and agrees that neither it, nor any of its affiliates, nor any person (other than the Agents and the U.S. Placement Agent or any person acting on their behalf as to which the Corporation makes no representation) acting on behalf of it or its affiliates:

(a) has made or will make any Directed Selling Efforts in the United States in connection with the offer and sale of the Units, or has taken or will take any action, including any Directed Selling Efforts, that would (i) cause the exemptions afforded by Section 4(2) or Rule 506 of Regulation D to be unavailable for offers and sales of the Units pursuant to this Agreement; or (ii) constitute a violation of Regulation M under the 1934 Act;

(b)	in connection with the offer or sale of the Units has engaged or will engage in any General Solicitation or General Advertising in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act; or

(c)	within the six-month period prior to the date hereof has offered or sold any Units, Warrants, Common Shares or Underlying Shares or other securities of the Corporation other than offers and sales outside the United States pursuant to, and in accordance with, Regulation S.

4.	The Corporation will not sell, offer for sale or solicit any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Units, the Common Shares or the Underlying Shares issuable upon exercise of the Units and its underlying securities and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units, the Warrants or the Common Shares issuable upon exercise the warrants which are part of the Units.

5.	The Corporation represents that none of the Corporation or any of its predecessors or affiliates have been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

6.	The Corporation will complete and file with the SEC a Notice on Form D with 15 days after the first sale of Units pursuant to Rule 506 of Regulation D, and will make such filings with state securities commission as required by state law.

APPENDIX I TO SCHEDULE "A"

CERTIFICATE

In connection with the private placement in the United States of Units of Rare Element Resources Ltd. (the "Corporation") pursuant to the Agency Agreement made effective as of March 17, 2010, among the Corporation, Pope & Company Limited and Jacob Securities Inc. (collectively, the “Agents”) named therein (the "Agency Agreement"), the Agents and the undersigned U.S. Placement Agent do hereby certify as follows:

(i)	the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and is in good standing with, the Financial Industry Regulatory Authority, Inc. and all offers and sales of Units in the United States have been effected by the U.S. Placement Agent in accordance with all U.S. federal and state laws and regulations governing the registration and conduct of securities broker and dealers;

(ii)	all the Units offered in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States were sold by the Corporation to "accredited investors" ("Accredited Investors") satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act");

(iii)	each offeree of the Units in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States was provided with a copy of the Final U.S. Placement Memorandum, including the Canadian final prospectus dated April 6, 2010 for the offering of the Units in the United States, and no other written material has been used by us in connection with the offering of the Units;

(iv)	immediately prior to our transmitting such Final U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Accredited Investor, and on the date hereof, we continue to believe that each U.S. purchaser is an Accredited Investor. Prior to any sale by us in the United States, we obtained a signed U.S. Subscription Agreement from each Accredited Investor in the form attached to the Final U.S. Placement Memorandum, as appropriate;

(v)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Units in the United States;

(vi)	neither we nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended; and

(vii)	the offering of the Units has been conducted in accordance with the terms of the Agency Agreement, including Schedule A” thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement (including “Schedule A” thereto) unless otherwise defined herein.

Dated this 6th day of April, 2010. U.S. PLACEMENT AGENT:

GLOBAL HUNTER SECURITIES LLC

By:	“J. L. Barry”

Name: J. L. Barry
Title: Managing Director

AGENTS:

POPE & COMPANY LIMITED By: “Manu K. Sekhri” Managing Director

JACOB SECURITIES INC. By: “Sasha Jacob” President & Chief Executive Officer

SCHEDULE “B” - MINING CLAIMS

Please refer to Appendix A to the Title Report on the Bear Lodge Project prepared by Holland & Hart LLP.

SCHEDULE “C” - CONTRACTS

Joint Venture Agreement dated June 14, 2006 between Rare Element and Newmont on the Bear Lodge Property

SCHEDULE “D” – FORM OF WARRANT

(SEE ATTACHED)

[U.S. Legend if Purchaser resident in the U.S.]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S. SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S. SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF (C)(II) AND (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES. IF THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM THE TRANSFER AGENT OF THE CORPORATION UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE CORPORATION AND THE TRANSFER AGENT OF THE CORPORATION AND, IF SO REQUIRED BY THE TRANSFER AGENT OF THE CORPORATION, AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AND OF

NO VALUE IF NOT EXERCISED PRIOR TO 5:00 p.m. (VANCOUVER time) on [ , 2011]SUBJECT TO ADJUSTMENT AS SET FORTH HEREIN.

WARRANT CERTIFICATE RARE ELEMENT RESOURCES LTD. (Continued under the laws of Canada)

WARRANT CERTIFICATE	WARRANTS entitling the holder to acquire, subject to adjustment, one (1) Common
NO. – 000[ ]	Share for each whole Warrant represented hereby.

THIS IS TO CERTIFY THAT: [NAME AND ADDRESS OF HOLDER]

(the "Warrantholder") is entitled to acquire, for each Warrant represented hereby, in the manner and subject to the restrictions and adjustments set forth in the "Terms and Conditions of Warrants of Rare Element Resources Ltd." appended hereto and forming a part hereof, at any time and from time to time until [ , 2011] (subject to adjustment) one (1) fully paid and non-assessable common share ("Common Share") in the capital of Rare Element Resources Ltd. (the "Corporation"), upon payment to the Corporation of CDN$Ø per Common Share, subject to adjustment in certain events.

The Warrants and the Common Shares issuable upon exercise hereof have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. The Warrants may not be exercised in the United States or by or for the account or benefit of a U.S. Person or a person in the United States and the underlying Common Shares may not be delivered within the United States unless the underlying Common Shares to be delivered upon exercise of these Warrants have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and the holder has delivered to the Corporation an opinion of counsel in form and substance satisfactory to the Corporation to such effect. “United States” and “U.S. Person” are used herein as such terms are defined by Regulation S under the U.S. Securities Act.

The Warrants represented by this certificate may only be exercised at the principal office of the Corporation at Suite 410, 325 Howe Street, Vancouver, BC V6C 1Z7 upon surrender of this certificate with the Subscription Form on page two hereof duly completed and executed, and cash or a certified cheque or bank draft in Canadian funds payable to or to the order of the Corporation, at par in Vancouver, British Columbia in immediately available funds, for the full purchase price of the Common Shares so subscribed for.

The Warrants represented by this certificate are subject to the "Terms and Conditions of Warrants of Rare Element Resources Ltd." appended hereto.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by a duly authorized director or officer.

DATED _______________ , 2010.

RARE ELEMENT RESOURCES LTD.

Per:

IMPORTANT: SEE "TERMS AND CONDITIONS OF WARRANTS OF RARE ELEMENT RESOURCES LTD." ATTACHED HERETO

SUBSCRIPTION FORM

TO:	RARE ELEMENT RESOURCES LTD.

The undersigned holder of the within Warrants hereby irrevocably subscribes for Common Shares (or such adjusted number of
Common Shares or other securities to which such subscription entitles the undersigned in lieu thereof) in accordance with and subject to the provisions of this Warrant Certificate at the subscription price of CDN$Øper common share for each one (1) Warrant exercised hereby, and encloses herewith cash or a certified cheque or bank draft in Canadian funds payable to or to the order of RARE ELEMENT RESOURCES LTD.
(or other corporation that assumes the Warrant obligations pursuant to the terms hereof under Section 4.5) for the full subscription price for the
Common Shares so subscribed for. The undersigned hereby represents, warrants and certifies to the Corporation that (one (only) of the following must be checked):

†	The undersigned: (i) at the time of exercise of these Warrants is not in the United States; (ii) is not a U.S. Person (as defined below) and is not exercising these Warrants on behalf of or for the account or benefit of a "U.S. person" or person in the United States ; and (iii) did not execute or deliver this subscription form in the United States.

†	The undersigned holder: (i) purchased the Warrants directly from the Corporation pursuant to a written subscription agreement for the purchase of Warrants; (ii) is exercising these Warrants solely for its own account and not on behalf of any other person; and (iii) was an
"accredited investor" (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (“the U.S. Securities
Act”) both on the date these Warrants were purchased from the Corporation and on the date of exercise of the Warrants.

†	An exemption from registration under the U.S. Securities Act and any applicable state securities law is available, and attached hereto is an opinion of counsel to such effect, it being understood that any opinion of counsel tendered in connection with the exercise of these Warrants must be in form and substance satisfactory to the Corporation.

"United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

The Common Shares hereby subscribed for are to be issued as follows:

Name:

Address in full:

Social Insurance Number:

Note: If further nominees are intended, please attach (and initial) a schedule providing these particulars.

DATED this	day of ______________, 20___.

Signature Guaranteed	Signature of Warrantholder (to be the same as the name
that appears on the face of the within Warrant Certificate)

Name of Warrantholder (please print)

Address of Warrantholder (please print)

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers to
_______________________________________
of
____________________________________ (print name and address of assignee),
________
Warrants of RARE ELEMENT RESOURCES LTD.
registered in the name of the undersigned represented by the within Warrant Certificate.

DATED this _____ day of _______________, 20___.

Signature Guaranteed	Signature of Warrantholder (to be the same as the name
that appears on the face of the within Warrant Certificate)

Name of Warrantholder (please print)

Address of Warrantholder (please print) Transferee Acknowledgement

The following is to be completed by the transferee if a Warrant Certificate is tendered for transfer and bears a U.S. restrictive legend: (check one):

…	A.	The undersigned transferee hereby certifies that (i) it was not offered the Warrants while in the United States, it is not a
U.S. person (as defined in Regulation S of the US Securities Act), and did not execute this certificate while within the
United States, (ii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of a
U.S. person or any person within the United States, and (iii) it has in all other respects complied with the terms of
Regulation S of the US Securities Act, or any successor rule or regulation of the United States Securities and Exchange
Commission as presently in effect.

…	B.	The undersigned transferee is delivering a written opinion of United States counsel to the effect that this transfer of
Warrants and the issuance of Common Shares to be delivered upon exercise thereof have been registered under the US
Securities Act or are exempt from registration thereunder.

The transferee understands that unless Box A. above is checked, the certificate representing the Warrant issued in connection with the transfer will bear a legend respecting United States securities laws.

Instructions:

If the Subscription Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Warrant
Certificate, the signature of such Warrantholder on the Subscription Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange, and the Warrantholder must pay any applicable transfer taxes or fees. The Guarantor must affix a stamp bearing the actual words "Signature Guaranteed". Please note - signature guarantees are not accepted from treasury branches or credit unions unless they are members of the "Stamp Medallion Program". Please note - in the United States signature guarantees must be done by members of the "Medallion Signature Guarantee Program" only.

If the Subscription Form or Transfer Form is signed by a trustee, exercise, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Corporation.

Warrants shall only be transferable in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

TERMS AND CONDITIONS OF WARRANTS OF RARE ELEMENT RESOURCES LTD.

Terms and Conditions attached to the Warrants issued by Rare Element Resources Ltd. and dated [Ï,], 2010.

ARTICLE 1 INTERPRETATION

1.1 Definitions In these Terms and Conditions, unless there is something in the subject matter or context inconsistent therewith:

(a)	"Board of Directors" means the board of directors of the Corporation;

(b)	"Business Day" means a day other than a Saturday, Sunday or a statutory holiday in the Province of British Columbia;

(c)	"Common Shares" means the common shares in the capital of the Corporation;

(d)	"Corporation" means Rare Element Resources Ltd. and its successors and assigns;

(e)	"Exercise Price" means the price of $Øper Common Share, expressed in lawful money of Canada, or such lesser price as may be determined in accordance with Section 5.2, subject to adjustment in accordance with Article 4 hereof;

(f)	"Expiry Time" means 5:00 p.m. (Vancouver time) on [ , 2011], or such other time as may be determined in accordance with Article
2 or Article 5 hereof;

(g)	"herein", "hereby" and similar expressions refer to these Terms and Conditions, as the same may be amended or modified from time to time; and the expression "Article", "Section" and "subsection" followed by a number refer to the specified Article, Section or subsection of these Terms and Conditions;

(h)	"person" includes an individual, corporation, partnership, trustee or any unincorporated organization and words importing persons include individuals, corporations, partnerships, trustees and unincorporated organizations;

(i)	"Purchase Price" shall mean, for any exercise of Warrants, the aggregate consideration payable to the Corporation by the Warrantholder pursuant to Section 2.2 hereof, in an amount equal to the product of the Exercise Price applicable as at the date of exercise multiplied by the number of Warrants so exercised at such time;

(j)	"TSXV" means the TSX Venture Exchange;

(k)	"Warrantholder" means the registered holder of the Warrants;

(l)	"Warrants" means the warrants to acquire Common Shares evidenced by the Warrant Certificate; and

(m)	"Warrant Certificate" means the certificate to which these Terms and Conditions are attached.

Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.2 Interpretation Not Affected by Headings

The division of these Terms and Conditions into Articles, Sections and subsections, and the insertion of headings, are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Applicable Law

These Terms and Conditions shall be construed in accordance with and the rights and obligations of the Warrantholder and the Corporation hereunder shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. The Warrantholder attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters and disputes arising hereunder.

ARTICLE 2
VESTING AND EXERCISE OF WARRANTS
2.1	Expiry

All Warrants shall expire at 5:00 p.m. (Vancouver time) on [ , 2011], subject to adjustment in accordance with this Article 2 and Article 5 hereof

2.2 Method of Exercise

The right to purchase Common Shares hereunder may be exercised prior to the Expiry Time, by the Warrantholder delivering to the Corporation at its principal office: (i) the Warrant Certificate with the Subscription Form printed on the reverse side thereof duly completed and executed; and (ii) cash or a certified cheque or bank draft payable to or to the order of the Corporation, at par in Vancouver, British Columbia in immediately available funds, for the full amount of the Purchase Price, in lawful money of Canada. The Warrant Certificate and payment shall be deemed to be delivered only upon actual receipt of same by the Corporation.

2.3 Effect of Exercise

Upon delivery and payment as set forth in Section 2.2 above, the Common Shares so subscribed for shall be issued as fully paid and non-assessable shares in the capital of the Corporation and the Warrantholder will become the holder of record of such Common Shares effective as of the date of such delivery and payment, and within five (5) Business Days thereafter the Corporation will cause a certificate for the Common Shares so purchased to be issued and delivered to the Warrantholder, at the address provided by the Warrantholder in the Subscription Form.

2.4 Partial Exercise

The Warrantholder may subscribe for and purchase a number of Common Shares less than the total number of Common Shares that the Warrantholder is entitled to purchase hereunder, in which event the Corporation shall, within 5 business days cause a certificate in the same form as the Warrant Certificate and representing the balance of the Warrants not exercised by the Warrantholder to be issued and delivered to the Warrantholder at the address set forth in the delivery instructions provided by the Warrantholder in the Subscription Form printed on the reverse side of the Warrant Certificate; provided, however, that no fewer than one hundred (100) Warrants may be exercised by the Warrantholder at any one time, unless at the time of exercise the number of Warrants held by the Warrantholder is less than one hundred (100), in which case the Warrantholder may exercise such lesser number of Warrants.

2.5 Expiration

At the Expiry Time, all rights hereunder shall wholly cease and terminate and the Warrants shall be void and of no value or effect whatsoever.

2.6 Fractional Interests

The Corporation shall not be required to issue fractional Common Shares or script representing fractional Common Shares on the exercise of any Warrants nor shall any compensation be made for such fractional shares, if any. If more than one Warrant shall be presented by the Warrantholder for exercise at the same time, the number of full Common Shares issuable upon the exercise thereof will be computed on the basis of the aggregate number of Common Shares purchasable on exercise of the Warrants so presented.

2.7 Successors

This Warrant Certificate will enure to the benefit of and be binding upon the Warrantholder and the Corporation and their respective successors and assigns.

ARTICLE 3 GENERAL

3.1 Reservation of Sufficient Common Shares

For so long as the Warrants remain outstanding, the Corporation shall reserve and keep available for issue upon the exercise of the Warrants such number of authorized but un-issued Common Shares or other shares in the capital of the Corporation as will be required to satisfy in full the acquisition rights of the Warrantholder pursuant to the Warrants.

3.2 Covenants and Representations of the Corporation

The Corporation hereby represents and warrants that it is authorized to create and issue the Warrants and covenants that it will cause the Common Shares from time to time subscribed for and purchased in the manner provided in this Warrant Certificate and the certificate representing such Common Shares to be issued.

All Common Shares that are issued upon the exercise of the right of purchase provided in this Warrant Certificate, upon payment of the Purchase Price, shall be and be deemed to be fully paid and non-assessable Common Shares and free from all taxes, liens and charges with respect to the issue thereof.

The Corporation hereby represents and warrants that this Warrant Certificate is a valid and enforceable obligation of the Corporation, enforceable in accordance with the provisions of this Warrant Certificate.

The Corporation covenants with the Warrantholder that so long as any Warrants remain outstanding, and if the Common Shares become listed on a stock exchange other than the TSXV, it will, at its expense, use its reasonable commercial efforts to cause the Common Shares issuable upon the exercise of the
Warrants to be approved for listing on such exchange.

3.3	Additional Securities

Nothing contained herein shall be construed as preventing the Corporation from making any distribution of or otherwise issuing to any person, at any time and from time to time, additional Common Shares or securities convertible into Common Shares for such consideration and on such terms as may be approved by the Board of Directors in its sole discretion.

3.4	Lost, Stolen, Destroyed or Mutilated Warrant Certificates

Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Warrant Certificate and, in the case of loss, theft or destruction, upon receipt of indemnity or security in an amount and form satisfactory to the Corporation, or, in the case of mutilation, upon surrender and cancellation of such Warrant Certificate, the Corporation will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate (containing the same terms and conditions as this Warrant Certificate) and representing the same number of Warrants. The
Warrantholder shall pay the reasonable charges of the Corporation in connection with any such replacement.

3.5	Warrantholder Not a Shareholder

The Warrants represented hereby shall not constitute the Warrantholder a shareholder of the Corporation, nor entitle the Warrantholder to any right or interest (including, without limitation, any voting rights or rights to receive dividends or other distributions) as a shareholder of the Corporation. For greater certainty, Warrants represented hereby shall not entitle the Warrantholder to any voting rights whatsoever in the affairs of the Corporation except as required by law.

3.6	Notice to Regulatory Authorities

The Corporation will give written notice of the issuance of any Common Shares pursuant to the exercise of Warrants, in such detail as may be required, to each stock exchange, securities commission or similar regulatory authority in Canada having jurisdiction in respect of such issuance.

3.7	Legends

If, at the time of the exercise of the Warrants, the Common Shares acquired thereby are subject to trading restrictions under applicable securities legislation or the policies of the TSXV, the Corporation may, on the advice of counsel, endorse the certificates representing such Common Shares to such effect (and any certificates issued in exchange or substitution thereof).

3.8	Transfer Taxes

The Corporation shall pay any and all transfer taxes (if any) that may be payable in respect of the issuance or delivery of Common Shares upon the exercise of the Warrants; provided, however, that the Corporation shall not be required to pay any such tax or taxes that may be payable in respect of the issuance or delivery of any certificates for Common Shares issued upon the exercise of the Warrants in the name of a person or persons other than the
Warrantholder.

3.9	Consideration for Issuance of Warrants

The Corporation acknowledges the receipt of the warrant certificate, or evidence of a lost, stolen, destroyed or mutilated warrant certificate delivered in accordance with Section 3.4 hereof, and an amending agreement in relation thereto delivered by the registered holder of such certificate to the Corporation as full and sufficient consideration for the issuance of the Warrants represented by this certificate.

3.10	U.S. Securities Law Considerations

The Warrants represented by this Warrant Certificate may only be exercised by or on behalf of a holder who, at the time of exercise, represents that:

	a.	The holder: (i) at the time of exercise of these Warrants is not in the United States; (ii) is not a U.S. Person (as defined below) and is not exercising these Warrants on behalf of or for the account or benefit of a "U.S. person" or person in the United States ; and (iii) did not execute or deliver this subscription form in the United States.

	b.	The holder: (i) purchased the Warrants directly from the Corporation pursuant to a written subscription agreement for the purchase of
Warrants; (ii) is exercising these Warrants solely for its own account and not on behalf of any other person; and (iii) was an "accredited investor" (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (“the U.S. Securities Act”) both on the date these Warrants were purchased from the Corporation and on the date of exercise of the Warrants.

c.	An exemption from registration under the U.S. Securities Act and any applicable state securities law is available, and attached to the exercise form is an opinion of counsel to such effect, it being understood that any opinion of counsel tendered in connection with the exercise of these Warrants must be in form and substance satisfactory to the Corporation.

"United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

Unless the Common Shares issuable upon the exercise of the Warrants are registered under the U.S. Securiteis Act and the securities laws of all applicable states of the United States and the holder has provided a written opinion of counsel satisfactory to the Company to such effect, all certificates representing
Common Shares issued to persons who exercise the Warrants pursuant to subparagraphs b and c above will bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES
SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER
HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT THESE SECURITIES MAY
BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY ONLY (A) TO THE CORPORATION, (B)
OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN
COMPLIANCE WITH CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH (I) RULE 144A OF THE U.S.
SECURITIES ACT, IF APPLICABLE, TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL
BUYER THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM
NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE OF RULE 144A, OR (II) RULE 144 OF THE U.S.
SECURITIES ACT, IF APPLICABLE, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A
TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE
SECURITIES LAWS, AND, IN THE CASE OF (C)(II) AND (D), THE SELLER FURNISHES TO THE CORPORATION AN OPINION OF
COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION TO SUCH EFFECT.
DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK
EXCHANGES IN CANADA.

ARTICLE 4 ADJUSTMENTS

4.1 Adjustment of Subscription Rights

The number of Common Shares that a Warrantholder may purchase upon the proper exercise of a Warrant, or the property that a Warrantholder may receive in lieu thereof, shall be subject to adjustment from time to time as set forth in this Article 4 with respect to any fact or event described herein occurring after the date hereof but prior to the Expiry Time. Notwithstanding anything contained in this Article 4, any adjustment made pursuant to any provision of this Article 4 shall be made without duplication of an adjustment otherwise required by and made pursuant to another provision of this Article
4 on account of the same facts or events.

4.2 Share Dividends, Subdivisions or Consolidations

If at any time during the period commencing on the date of issue of this Warrant Certificate and ending at the Expiry Time (the "Adjustment Period"), the Corporation:

(a)	fixes a record date for the issues of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;

(b)	fixes a record date for the distribution to, or makes a distribution to, the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares;

(c)	subdivides the outstanding Common Shares into a greater number of Common Shares; or

(d)	consolidates the outstanding Common Shares into a lesser number of Common Shares;

(any of such events in paragraphs (a), (b), (c) and (d) above being herein called a "Common Share Reorganization"), the Exercise Price will be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(i)	the numerator of which will be the number of Common Shares outstanding on such record date or effective date before giving effect to such Common Share Reorganization; and

(ii)	the denominator of which will be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable for or convertible into Common Shares, the number of Common Shares that would be outstanding had such securities all been exchanged for or converted into Common Shares on such date).

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price will be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

4.3 Rights Offerings

If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution of rights, options or warrants to the holders of all or substantially all of the outstanding Common Shares pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the "Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of less than 95% of the price per share equal to the weighted average price at which the Common Shares have traded on the TSXV or, if the Common Shares are not then listed on the TSXV, on such other Canadian stock exchange as may be selected by the Board of Directors for such purpose or, if the Common Shares are not then listed on any Canadian stock exchange, in the over-the-counter market, during the period of any 20 consecutive trading days ending not more than five business days before such date; provided that the weighted average price will be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold; and provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price will be determined by such firm of independent chartered accountants as may be selected by the Board of Directors, acting reasonably ("Current Market Price"), of the Common Shares on such record date (any of such events being herein called a "Rights Offering"), then the Exercise Price will be adjusted effective immediately after the record date for the Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:

(a)	the numerator of which will be the aggregate of:

	(i)	the number of Common Shares outstanding on the record date for the Rights Offering; and

	(ii)	the quotient determined by dividing

		(A)	either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged or converted, as the case may be, by

		(B)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(b)	the denominator of which will be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable for or convertible into Common Shares the number of Common Shares for or into which such securities may be exchanged or converted).

If by the terms of the rights, options, or warrants referred to in this Section, there is more than one purchase, conversion or exchange price per Common Shares, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered, will be calculated for purposes of the adjustment on the basis of the lowest purchase, conversion or exchange price per Common Shares, as the case may be. Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this Section, the Exercise Price will be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and will be further readjusted in such manner upon the expiry of any further such right.

4.4 Special Distribution

If at any time during the Adjustment Period the Corporation fixes a record date for the issue or distribution to the holders of all or substantially all of the Common Shares of:

(a)	shares of the Corporation of any class;

(b)	rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares at a price per share (or in the case of securities exchangeable for or convertible into Common Shares at an exchange or conversion price per share at the date of issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date);

(c)	evidences of indebtedness of the Corporation; or

(d)	any property or assets of the Corporation;

and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price will be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:

(i)	the numerator of which will be the difference between:

	(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(B)	the fair value, as determined by the Board of Directors, to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

(ii)	the denominator of which will be the product obtained by multiplying the number of Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Corporation will be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this Section as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares referred to in this Section, the Exercise Price will be readjusted immediately after the expiry of any relevant exercise, exchange or conversion right to the amount which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable immediately after such expiry, and will be further readjusted in such manner upon the expiry of any further such right.

4.5 Capital Reorganization If at any time during the Adjustment Period there occurs:

(a)	a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(b)	a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate which results in a reclassification or redesignation of the Common Shares or a change or exchange of the Common Shares into other shares or securities;

(c)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity; or

(d)	a person acquires pursuant to a take-over bid such number of Common Shares as entitles the person to acquire the balance of the outstanding Common Shares pursuant to the compulsory acquisition provisions of Part 17 of the Canada Business Corporations Act (or corresponding legislation if the Corporation ceases to be governed by such statute);

(any of such events being herein called a "Capital Reorganization"), after the effective date of the Capital Reorganization:

(e)	the Warrantholder will be entitled to receive, and shall accept, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofore entitled upon the exercise of the Warrants, the kind and aggregate number of shares and other securities or property (which may include cash or near-cash assets) resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares to which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants; and

(f)	the Exercise Price shall, on the effective date of the Capital Reorganization, be adjusted by multiplying the Exercise Price in effect immediately prior to such Capital Reorganization by the number of Common Shares purchasable pursuant to this Warrant Certificate immediately prior to the Capital Reorganization, and dividing the product thereof by the number of successor securities determined in subsection (e) above.

If necessary, as a result of any Capital Reorganization, appropriate adjustments will be made in the application of the provisions of this Warrant Certificate with respect to the rights and interest thereafter of the Warrantholder to the end that the provisions of this Warrant Certificate will thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of the Warrants.

If pursuant to a Capital Reorganization the holders of Common Shares can elect the nature of the consideration they will receive thereunder, and such election includes an option to exchange any portion of their Common Shares (whether or not subject to proration) for equity securities of the Corporation, an affiliate or associate of the Corporation, or a successor or acquiring person, then for the purposes of determining adjustments under this Section, all Warrantholders will be deemed to have elected to receive such equity securities under the Capital Reorganization in exchange for all of the Common Shares issuable upon the due exercise of the Warrants held by such Warrantholder.

4.6 Adjustment to Number of Common Shares Issuable

If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price occurs pursuant to the provisions of Sections 4.2, 4.3 or 4.4 above, then the number of Common Shares purchasable upon the subsequent exercise of the Warrants will be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which will be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

4.7 Rules of Adjustment

Notwithstanding anything contained herein, the following rules and procedures will be applicable to adjustments made pursuant to this Article 4:

(a)	subject to the following provisions of this section, any adjustment made pursuant to this Article 4 will be made successively whenever an event referred to therein will occur;

(b)	no adjustment in the Exercise Price will be required unless the adjustment would result in a change of at least one per cent (1%) in the Exercise Price then in effect and no adjustment will be made in the number of Common Shares purchasable or issuable on the exercise of the Warrants unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provisions of this clause would otherwise have been required to be made will be carried forward and taken into account in any subsequent adjustment;

(c)	neither the number of Common Shares purchasable upon the exercise of a Warrant nor the Exercise Price thereof shall be adjusted or be subject to adjustment as a result of:

(i) the granting by the Corporation of options or other rights under any stock option plan, stock purchase plan, phantom stock plan, stock appreciation rights plan, or other deferred, share or incentive compensation plan to officers, directors, employees or consultants of the Corporation or its affiliates;

(ii) the issue by the Corporation of any Common Shares or other securities of the Corporation for valuable consideration to any persons other than as specifically provided for in this Article 4 (including without limitation the issue of Common Shares upon the exercise or conversion of any securities of the Corporation outstanding as at the date hereof that are exercisable or convertible into Common Shares); or

(iii) the declaration or payment of any dividends on the Common Shares other than as specifically provided for in this Article 4;

(d)	if at any time during the Adjustment Period the Corporation shall take any action affecting the Common Shares, other than an action or an event described in this Article 4, which in the opinion of the Board of Directors would have a material adverse effect upon the rights of the Warrantholder under this Warrant Certificate, the Exercise Price and/or the number of Common Shares purchasable under this Warrant Certificate will be adjusted in such manner and at such time as the Board of Directors may determine to be equitable in the circumstances. Failure of the taking of action by the Board of Directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares will be deemed to be conclusive evidence that the Board of Directors have determined that it is equitable to make no adjustment in the circumstances;

(e)	no adjustment in the Exercise Price or in the number or kind of securities purchasable on the exercise of the Warrants will be made in respect of any event described in this Article 4 if the Warrantholder is entitled to participate in such event on the same terms mutatis mutandis as if the Warrantholder had exercised the Warrants prior to or on the record date or effective date, as the case may be, of such event;

(f)	if the Corporation sets a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, no adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants will be required by reason of the setting of such record date;

(g)	in any case in which this Warrant Certificate requires that an adjustment become effective immediately after a record date for an event referred to in this Article 4, the Corporation may defer, until the occurrence of such event:

(i) issuing to the Warrantholder, to the extent that the Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and

(ii) delivering to the Warrantholder any distribution declared with respect to such additional Common Shares after such record date and before such event;

provided, however, that the Corporation delivers to the Warrantholder an appropriate instrument evidencing the right of the Warrantholder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable upon the exercise of the Warrants;

(h)	if a dispute arises at any time with respect to any adjustment of the Exercise Price or the number of Common Shares purchasable pursuant to this Warrant Certificate, such dispute will be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act by such other firm of independent chartered accountants as may be selected by the Board of Directors, acting reasonably. and

(i)	adjustments to the Exercise Price or the number of Common Shares purchasable pursuant to this Warrant Certificate may be subject to the prior approval of the TSXV.

As a condition precedent to the taking of any action which would require an adjustment pursuant to this Article 4, the Corporation will take any action which may, in the opinion of the Corporation's legal counsel, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Common Shares which the Warrantholder is entitled to receive in accordance with the provisions of this Warrant Certificate.

A least 21 days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Warrantholder under this Warrant Certificate, including the Exercise Price and the number of Common Shares which are purchasable under this Warrant Certificate, the Corporation will deliver to the Warrantholder, at the Warrantholder's registered address as shown on the register of Warrantholders maintained by the Corporation, a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice as mentioned in the paragraph above has been given is not then determinable, the Corporation will promptly after such adjustment is determinable deliver to the Warrantholder, at the Warrantholder's registered address as shown on the register of Warrantholders maintained by the Corporation, a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and share transfer books for the Common Shares will be open, and that the Corporation will not take any action which might deprive the Warrantholder of the opportunity of exercising the rights of subscription contained in this Warrant Certificate, during such 21 day period.

Unless otherwise provided herein, any notice to the Warrantholders under the provisions of the Warrants shall be valid and effective if delivered or if sent by facsimile or letter or circular through the ordinary post addressed to such holders at their addresses appearing on the register of Warrantholders maintained by the Corporation and shall be deemed to have been effectively given on the date of delivery or, if mailed, five Business Days following actual posting of the notice, or if telecopied, the next Business Day after transmission provided that transmission has been completely and accurately transmitted.

ARTICLE 5 AMENDMENTS

5.1 Amendments Generally

Subject to Section 5.2, the terms of the Warrants represented by the Warrant Certificate may be amended, and the observance of any term thereof may be waived, only by a written instrument signed by the Corporation and the Warrantholder. Any such amendment shall be subject to receipt by the

Corporation of all required approvals (if any) from any stock exchange on which the Common Shares are listed and all applicable securities regulatory authorities.

5.2 Reduction in Exercise Price; Extension of Expiry Time

Subject to applicable securities legislation and receipt by the Corporation of all required approvals from any stock exchange on which the Common Shares are listed and all applicable securities regulatory authorities, the Corporation may, at its option, at any time during the term of the Warrants, reduce the then current Exercise Price to any amount or extend the Expiry Time to such time as the Board of Directors may consider appropriate.

[remainder of page left intentionally blank]